Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

Among

VERIFONE HOLDINGS, INC.,

LION ACQUISITIONS LTD.

and

LIPMAN ELECTRONIC ENGINEERING LTD.

Dated as of April 10, 2006

Table of Contents

		Page

ARTICLE I

The Merger; Closing; Effective Time

1.1.	The Merger	2
1.2.	Closing	2
1.3.	Effective Time	3

ARTICLE II

Memorandum of Association of the Surviving Corporation

2.1.	The Memorandum of Association and Articles of Association	3

ARTICLE III

Officers and Directors of the Surviving Corporation

3.1.	Directors	3
3.2.	Officers	3

ARTICLE IV

Effect of the Merger on Capital Stock; Exchange of Certificates

4.1.	Effect on Capital Stock	4
4.2.	Exchange for Shares	5
4.3.	Adjustments	11
4.4.	Treatment of Stock Plans and Options	11

ARTICLE V

Representations and Warranties

5.1.	Representations and Warranties of Lipman	12
5.2.	Representations and Warranties of VeriFone and Merger Sub	37

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ARTICLE VI

Covenants

6.1.	Interim Operations	43
6.2.	Acquisition Proposals	46
6.3.	Information Supplied	49
6.4.	Merger Proposal	50
6.5.	Lipman Shareholders Meeting	51
6.6.	Filings; Other Actions; Notification	52
6.7.	Taxation	54
6.8.	Access	54
6.9.	Affiliates	55
6.10.	Stock Exchange Listing and De-listing	55
6.11.	Publicity	55
6.12.	Expenses	56
6.13.	Other Actions by Lipman and VeriFone	56
6.14.	VeriFone Stockholders Meeting	56
6.15.	Israeli Approvals	57
6.16.	VeriFone’s Actions with Respect to Financing	61
6.17.	Lipman’s Cooperation with Financing	61
6.18.	Indemnification; Directors’ and Officers’ Insurance	62
6.19.	Merger Sub Obligations	63
6.20.	Special Cash Dividend	63
6.21.	Employee Benefits	64
6.22.	Leases with the Israeli Land Authority	65

ARTICLE VII

Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	65
7.2.	Conditions to Obligations of VeriFone and Merger Sub	66
7.3.	Conditions to Obligation of Lipman	69

ARTICLE VIII

Termination

8.1.	Termination by Mutual Consent	69
8.2.	Termination by Either VeriFone or Lipman	70
8.3.	Termination by Lipman	70
8.4.	Termination by VeriFone	71
8.5.	Effect of Termination and Abandonment	71

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ARTICLE IX

Miscellaneous and General

9.1.	Survival	72
9.2.	Modification or Amendment	72
9.3.	Waiver of Conditions	72
9.4.	Counterparts	72
9.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	72
9.6.	Notices	74
9.7.	Entire Agreement	75
9.8.	No Third Party Beneficiaries	75
9.9.	Obligations of VeriFone and of Lipman	75
9.10.	Transfer Taxes	75
9.11.	Definitions	76
9.12.	Severability	76
9.13.	Interpretation; Construction	76
9.14.	Assignment	76

Annex A Defined Terms		A-1

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of April 10, 2006, among LIPMAN ELECTRONIC ENGINEERING LTD., an Israeli company (“Lipman”), VERIFONE HOLDINGS, INC., a Delaware corporation (“VeriFone”), and LION ACQUISITIONS LTD., an Israeli company and a wholly-owned subsidiary of VeriFone (“Merger Sub,” Lipman and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of the Agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), VeriFone, Merger Sub and Lipman intend to effect the merger of Merger Sub with and into Lipman, pursuant to which Merger Sub will cease to exist and Lipman will become a wholly-owned subsidiary of VeriFone; and

WHEREAS, the respective boards of directors of each of VeriFone, Merger Sub and Lipman have approved the merger of Merger Sub with and into Lipman (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to VeriFone’s willingness to enter into this Agreement, each of the Lipman shareholders identified in Schedule R-1 has entered into a Voting Agreement in the form attached hereto as Exhibit A and the shareholders identified in Schedule R-2 have entered into an Investment Agreement in the form attached as Exhibit B; and

WHEREAS, prior to the execution and delivery of this Agreement, and as a further condition and inducement to VeriFone’s willingness to enter into this Agreement, each of the individuals identified in Schedule R-3 has (except as described therein) signed a term sheet regarding employment in form and substance satisfactory to VeriFone and it is expected that each of the individuals identified in Schedule R-5 will enter into an Employment Letter (the “Employment Letter”) as promptly as possible after the date of this Agreement;

WHEREAS, prior to the execution and delivery of this Agreement, each of the VeriFone stockholders identified in Schedule R-4 has entered into a Voting Agreement in the form attached hereto as Exhibit C;

WHEREAS, because VeriFone believes that Lipman has a surplus of cash, which VeriFone does not desire to acquire as part of the Merger (the “Unwanted Assets”), the parties intend that after the date the Requisite Vote (as defined below) is obtained and prior to the Effective Time (as defined below), Lipman will declare and pay the Special Cash Dividend (as defined below), in an aggregate amount of not less than $23 million; and

WHEREAS, Lipman, VeriFone and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1.                              The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Israeli Companies Law, Merger Sub shall be merged with and into Lipman in accordance with Section 323 of the Israeli Companies Law, and the separate corporate existence of Merger Sub shall thereupon cease. Lipman shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of Lipman with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger in accordance with the Israeli Companies Law.

1.2.                              Closing. Unless otherwise mutually agreed in writing between Lipman and VeriFone, the closing for the Merger (the “Closing”) shall take place, subject to the terms and conditions of this Agreement, at the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York  10004, at a time and date to be designated by the parties (the “Closing Date”) which shall be no later than the third business day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or at such other time, date and location as the parties hereto shall mutually agree. For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Friday, Saturday or Sunday or a day on which banks are required or authorized to close in The City of New York or in the State of Israel.

1.3.                              Effective Time. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature may only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), Merger Sub shall, in coordination with Lipman, deliver (and VeriFone shall cause Merger Sub to deliver) to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice informing the Companies Registrar of such fact and the proposed date of the Closing and requesting the Companies Registrar to issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Israeli Companies Law (the “Merger Certificate”) after notice that the Closing has occurred. The Merger shall become effective upon the issuance by the Companies Registrar, after the Closing, of the Merger Certificate (the “Effective Time”).

ARTICLE II

Memorandum of Association
of the Surviving Corporation

2.1.                              The Memorandum of Association and Articles of Association. The parties hereto shall take all actions necessary so that Articles of Association of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of association of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable law, subject to Section 6.18(d).

ARTICLE III

Officers and Directors
of the Surviving Corporation

3.1.                              Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter.

3.2.                              Officers. The parties hereto shall take all actions necessary so that from and after the Effective Time, the individuals designated by VeriFone, after consultation with Lipman, not later than 10 days prior to the Closing Date shall be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter.

ARTICLE IV

Effect of the Merger on Capital Stock;
Exchange of Certificates

4.1.                              Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of Lipman:

(a)          Merger Consideration. Subject to the allocation, proration and election procedures in Section 4.2, each Ordinary Share, par value NIS 1 per share, of Lipman (a “Share” or collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares owned by VeriFone, Merger Sub or any other direct or indirect wholly-owned subsidiary of VeriFone and  Shares that are owned by Lipman or any direct or indirect wholly-owned subsidiary of Lipman, in each case not held on behalf of third parties (each, an “Excluded Share” and collectively, “Excluded Shares”), shall be converted into, and become exchangeable for the following (the “Merger Consideration”):  a combination of cash and shares of VeriFone Common Stock, par value $0.01 per share (the “VeriFone Common Stock”) consisting of 0.5 shares (the “Exchange Ratio”) of VeriFone Common Stock (the “Stock Consideration”) plus an amount in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Mixed Consideration”) determined as described below. Each Lipman shareholder will be entitled to and given the opportunity to elect to receive, in lieu of the Mixed Consideration described in the prior sentence, for each Share either (i) an amount in cash determined as described below (the “Cash Election Consideration”) or (ii) the fraction of one share of VeriFone Common Stock (the “Stock Election Consideration”) as determined below, subject to the proration and allocation provisions of Section 4.2 which are intended to provide that any election by a holder of Shares to receive Cash Election Consideration is given effect only to the extent of offsetting elections by other holders to receive Stock Election Consideration. The Cash Consideration per Share will be determined as the difference between (i) $14.304 minus (ii) (A) the aggregate amount of the Special Dividend divided by (B) the number of Shares issued and outstanding as of the Effective Time (the result of clause (A) divided by clause (B) is hereinafter referred to as the “Per Share Special Dividend”) and the Cash Election Consideration per Share (the “Per Share Cash Election Consideration”) will be determined as the difference between (i) $29.07 minus (ii) (A) the Per Share Special Dividend. The Stock Election Consideration per Share will be determined as the product of (1) one, multiplied by (2) the quotient of (x) 29.07 minus the absolute amount of the Per Share Special Dividend, divided by (y) 29.53. Following the Effective Time, each certificate (a “Certificate”) representing any of such Shares (other than Excluded Shares) and non-certificated Shares (other than Excluded Shares) represented by book entry (a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration, any cash in lieu of fractional shares of VeriFone Common Stock pursuant to Section 4.2(e) and any dividends or other distributions pursuant to Section 4.2(c).

(b)         Excluded Shares. Each Excluded Share shall remain outstanding and no Merger Consideration shall be delivered with respect thereof.

(c)          Merger Sub. At the Effective Time, each Ordinary Share, par value NIS 1 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one Ordinary Share, par value NIS 1 per share, of the Surviving Corporation.

4.2.                              Exchange for Shares.

(a)          Allocation. Notwithstanding anything in this Agreement to the contrary (i) the aggregate Cash Consideration to be delivered in the Merger (the “Aggregate Cash Consideration”) shall be equal to the product of (A) $14.304 times (B) the number of Shares issued and outstanding immediately prior to the Effective Time (excluding the number of Excluded Shares), less the aggregate amount of the Special Dividend and (ii) the aggregate number of VeriFone Shares to be issued in the Merger (the “Aggregate Stock Consideration”) shall be equal to the product of (i) 0.5 times (ii) the number of Shares issued and outstanding immediately prior to the Effective Time of the Merger (excluding the number of Excluded Shares). To the extent that, as a result of any elections made by Lipman shareholders pursuant to the penultimate sentence of Section 4.1(a), the Aggregate Cash Consideration and Aggregate Stock Consideration would not meet the requirements set forth in the preceding sentence, such elections will be subject to the election procedures set forth in Section 4.2(b).

(b)         Election Procedures.

(i)                             Prior to the Effective Time, VeriFone shall, after consultation with Lipman, appoint a bank or trust company that maintains offices in Israel and the United States to act as exchange agent (the “Exchange Agent”) for the exchange of the Merger Consideration following the Effective Time upon surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(g)) or Book-Entry Shares. At or prior to the Effective Time, VeriFone shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Shares, (A) certificates representing the shares of VeriFone Common Stock aggregating to the Aggregate Stock Consideration, (B) cash necessary for the Aggregate Cash Consideration, (C) cash in an amount sufficient for payment in lieu of fractional shares of VeriFone Common Stock to which holders of Shares may be entitled pursuant to Section 4.2(e), and (D) any dividends and distributions to which holders of Shares may be entitled pursuant to Section 4.2(c) (such cash and certificates for shares of VeriFone Common Stock, being hereinafter referred to as the “Exchange Fund”). With respect to the amount of cash to be deposited as of the Effective Time to satisfy its obligations under Section 4.2(e), Parent shall only be required to make a reasonable estimate of the amount of such cash that will be necessary. In the event that the cash and VeriFone Common Stock in the Exchange Fund shall be insufficient to satisfy all of the payment obligations to be made by the Exchange Agent pursuant to this Agreement (including pursuant to Sections 4.2(c) and 4.2 (e)), VeriFone shall promptly make available to the Exchange Agent the amounts of cash or VeriFone Common Stock so required to satisfy such payment obligations in full. The Exchange Agent shall invest the Exchange Fund as directed by VeriFone, provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investor Services, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to VeriFone. Following the Effective Time, subject to surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(g)) or the Book-Entry Shares, the Exchange Agent shall deliver the Merger Consideration, cash in lieu of any fractional shares of VeriFone Common Stock and any dividends or distributions contemplated to be paid in respect of the Shares (other than the Special Cash Dividend) pursuant to this Agreement out of the Exchange Fund. Exchange of any Book-Entry Shares shall be effected in accordance with VeriFone’s customary procedures with respect to securities represented by book-entry. Except as contemplated in this Agreement, the Exchange Fund shall not be used for any other purpose.

(ii)                          Subject to allocation and proration in accordance with the provisions of this Section 4.2, each record holder of Shares (other than Excluded Shares) issued and outstanding immediately prior to the Election Deadline (as defined below) shall be entitled (A) to elect to receive in respect of each such Share (x) Cash Election Consideration (a “Cash Election”), or (y) Mixed Consideration (a “Mixed Election”) or (z) Stock Election Consideration (a “Stock Election”) or (B) to indicate that such record holder has no preference as to the receipt of Cash Consideration, Mixed Consideration or Stock Consideration for such Shares (a “Non-Election”). Shares in respect of which a Non-Election is made (including shares in respect of which such an election is deemed to have been made pursuant to this Section 4.2 (the “Non-Election Shares”)) shall be deemed by VeriFone, in its sole and absolute discretion, subject to Section 4.2(b)(v), to be, in whole or in part, Shares in respect of which a Cash Election, a Mixed Election or a Stock Election has been made.

(iii)                       Elections pursuant to Section 4.2(b)(ii) shall be made on a form and with such other provisions to be reasonably agreed upon by Lipman and VeriFone (a “Form of Election”) to be provided by the Exchange Agent for that purpose to holders of record of Shares (other than holders of Excluded Shares), together with appropriate transmittal materials and a declaration form in which the holder of record states whether the holder is a resident of Israel as defined in the Israeli Income Tax Ordinance [New Version], 1961, as amended (the “Ordinance”), at the time of mailing to holders of record of Shares of the Prospectus/Proxy Statement (as defined in Section 6.3(a)) and including any other declarations that may be required for Israeli Tax purposes. VeriFone shall use commercially reasonable efforts to provide that the Form of Election and any applicable transmittal materials will, to the extent permitted by applicable Law, provide that such form and materials may be executed jointly by two or more holders of record with instructions as to the distribution of the Merger Consideration among such holders of record. Elections shall be made by mailing to the Exchange Agent a duly completed Form of Election. To be effective, a Form of Election must be (x) properly completed, signed and submitted to the Exchange Agent at its designated office, by 5:00 p.m., on the business day prior to the date of the Lipman Shareholders Meeting (as defined in Section 6.5) (the “Election Deadline”) and (y) (A) accompanied by the Certificate(s) representing the Shares as to which the election is being made (or by an appropriate guarantee of delivery of such Certificate(s) by a financial institution reasonably acceptable to the Exchange Agent, provided that such Certificates are in fact delivered to the Exchange Agent within three trading days after the date of execution of such guarantee of delivery); or (B) in the case of Book-Entry Shares, any additional documents required by the procedures set forth in the Form of Election. If the Lipman Shareholders Meeting is delayed, the Election Deadline will be similarly delayed and VeriFone will promptly announce the rescheduled Election Deadline. A holder of record of Shares holding such Shares as nominee or in another representative capacity may submit separate Forms of Election for each beneficial owner on whose behalf such Shares are held. Lipman shall use commercially reasonable efforts to make a Form of Election available to all Persons who become holders of record of Shares (other than Excluded Shares) between the date of mailing described in the first sentence of this Section 4.2(b)(iii) and the date that is three business days prior to the Election Deadline. VeriFone shall determine, in its sole and absolute discretion, which authority it may delegate in whole or in part to the Exchange Agent and whether Forms of Election have been properly completed, signed and submitted or revoked. The decision of VeriFone (or the Exchange Agent, as the case may be) in such matters shall be conclusive and binding. Neither VeriFone nor the Exchange Agent will be under any obligation to notify any Person of any defect in a Form of Election submitted to the Exchange Agent. A holder of Shares that does not submit an effective Form of Election prior to the Election Deadline shall be deemed to have made a Non-Election. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.1(d)(i)) or other entity of any kind or nature.

(iv)                      An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Any Certificate(s) representing Shares that have been submitted to the Exchange Agent in connection with an election shall be returned to the holder thereof in the event such election is revoked as aforesaid and such holder requests in writing the return of such Certificate(s). Upon any such revocation, such Shares shall be Non-Election Shares unless and until a duly completed Form of Election is thereafter properly submitted. In the event that this Agreement is terminated pursuant to the provisions hereof and any Shares have been transmitted to the Exchange Agent pursuant to the provisions hereof, such Shares shall promptly be returned to the Person submitting the same.

(v)                         (A)  Each Share for which a Cash Election has been made and not revoked or lost pursuant to Section 4.2(g) (each, a “Cash Election Share”) shall be converted (provided that the Available Cash Election Amount (as defined below) equals or exceeds the Cash Election Amount (as defined below)) into the right to receive the Per Share Cash Election Consideration in cash without interest; provided, however, that if (A) the product of the number of Cash Election Shares and the Per Share Cash Election Consideration (such product being the “Cash Election Amount”) exceeds (B) the difference between (x) the product of the Cash Consideration and the total number of Shares (other than the Excluded Shares) issued and outstanding immediately prior to the Effective Time minus (y) the product of the number of Shares with respect to which an election to receive the Mixed Election has been effectively made and not revoked or lost pursuant to Section 4.2(g) (each, a “Mixed Consideration Election Shares”) (provided that Non-Election Shares shall be deemed to be Mixed Consideration Election Shares for purposes of this Section 4.2(b)(v)) and the Cash Consideration (such difference being the “Available Cash Election Amount”), then each Cash Election Share shall be converted into a right to receive (1) an amount of cash (without interest) equal to the product of (p) the Per Share Cash Election Consideration and (q) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction being the “Cash Fraction”) and (2) a number of validly issued, fully paid and non-assessable shares of VeriFone Common Stock equal to the product of (r) the Allocation Ratio and (s) one (1) minus the Cash Fraction, provided that the Aggregate Cash Consideration issued as a result of the Merger, together with the cash amounts to be paid pursuant to Section 4.2(e), shall be determined as provided in Section 4.2(a); and

(B)                                Each Stock Election that is properly made and not revoked or lost pursuant to Section 4.2(g) (each, a “Stock Election Share”) shall be converted (provided that the Cash Election Amount equals or exceeds the Available Cash Election Amount), into the right to receive a number, equal to the Exchange Ratio, of validly issued, fully paid and non-assessable shares of VeriFone Common Stock (together with any cash in lieu of fractional shares of VeriFone Common Stock to be paid pursuant to Section 4.2(e), the “Per Share Stock Consideration”); provided however, if the Available Cash Election Amount exceeds the Cash Election Amount, then each Stock Election Share shall be converted into the right to receive (1) an amount of cash (without interest) equal to the amount of such excess divided by the number of Stock Election Shares together with the cash amounts to be paid pursuant to Section 4.2(e) and (2) a number of validly issued, fully paid and non-assessable shares of VeriFone Common stock equal to the product of (x) the Allocation Ratio and (y) a fraction, the numerator of which shall be the Per Share Cash Election Consideration minus the amount calculated in clause (1) of this paragraph and the denominator of which shall be the Per Share Cash Election Consideration; provided, that the aggregate number of Shares issued in the Merger shall be determined as provided Schedule 4.2(a). For purposes of this Section 4.2(b)(v), the

“Allocation Ratio” means the quotient of (A) the difference between (x) $29.07 minus (y) the Per Share Special Dividend, divided by (B) $29.53.

(vi)                      The Exchange Agent, in consultation with VeriFone, shall make all computations to give effect to this Section 4.2.

(c)          Distributions with Respect to Unexchanged Shares. All shares of VeriFone Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by VeriFone in respect of the VeriFone Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the VeriFone Common Stock shall be paid to any holder of any unsurrendered Certificate or Book-Entry Share until such Certificate (or affidavits of loss in lieu thereof as provided in Section 4.2(g)) or Book-Entry Share is surrendered for exchange in accordance with this Article IV. Subject to the effect of applicable laws, following surrender of any such Certificate (or affidavits of loss in lieu thereof as provided in Section 4.2(g)) or Book-Entry Share, there shall be issued and/or paid to the holder of the certificates representing whole shares of VeriFone Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of VeriFone Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of VeriFone Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(d)         Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of Lipman of the Shares that were outstanding immediately prior to the Effective Time.

(e)          Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of VeriFone Common Stock will be issued and any holder of Shares entitled to receive a fractional share of VeriFone Common Stock but for this Section 4.2(e) shall be entitled to receive an amount in cash (without interest and rounded to the nearest whole cent) determined by multiplying such fraction by the closing price per share of VeriFone Common Stock on the New York Stock Exchange on the trading day immediately prior to the Effective Time. The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional shares of VeriFone Common Stock is not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the issuance of fractional shares.

(f)            Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any VeriFone Common Stock) that remains unclaimed by Lipman shareholders for 180 days after the Effective Time shall be delivered to VeriFone. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to VeriFone for delivery of any Cash Consideration or certificates for shares of VeriFone Common Stock representing Stock Consideration, in each case, without any interest thereon. Notwithstanding the foregoing, none of VeriFone, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)         Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by VeriFone, the posting by such Person of a bond in customary amount and upon such terms as may be required by VeriFone as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of VeriFone Common Stock and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(h)         Affiliates. Notwithstanding anything herein to the contrary, Certificates or Book-Entry Shares surrendered for exchange by any “affiliate” (as determined pursuant to Section 6.9) of Lipman shall not be exchanged until VeriFone has received a written agreement from such Person as provided in Section 6.9 hereof.

(i)             Withholding Rights. Each of VeriFone and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as VeriFone reasonably determines it may be required to deduct and withhold with respect to the making of any payment pursuant to this Agreement under the Internal Revenue Code of 1986, as amended and by rules and regulations promulgated thereunder (the “Code”), the Ordinance, or any other applicable state, local, Israeli or foreign Tax (as defined in Section 5.1(n)) law, provided, however, that (i) in the event the Israeli Withholding Tax Ruling (as defined in Section 6.15(c)(ii)) is obtained, deduction and withholding of any amounts under the Ordinance or any other provision of Israeli law or requirement, if any, shall be made only in accordance with the provisions of the Israeli Withholding Tax Ruling; (ii) in the event a Withholding Tax Extension (as defined in Section 6.15(c)(ii)) is obtained, the parties shall fully comply with the provisions of any such Withholding Tax Extension, and (iii) in the event any holder of record of Shares provides the Exchange Agent, VeriFone or the Surviving Corporation with a valid approval or ruling issued by the applicable Governmental Entity regarding the withholding (or exemption from withholding) of

Israeli Tax from the Merger Consideration in a form reasonably satisfactory to VeriFone, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli law or requirement, if any, from the Merger Consideration payable to such holder of record of Shares shall be made only in accordance with the provisions of such approval; provided, further, that VeriFone shall be entitled but not obligated to deduct and withhold from any Merger Consideration payable or otherwise deliverable by withholding a portion or all of the Stock Consideration otherwise deliverable and selling such Stock Consideration to cover its withholding obligations. To the extent that amounts are so withheld by the Surviving Corporation or VeriFone, as the case may be, such withheld amounts (i) shall be remitted by VeriFone or the Surviving Corporation, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation or VeriFone, as the case may be.

(j)             Uncertificated Lipman Shares. VeriFone shall cause the Exchange Agent to (i) issue in registered form, as of the Effective Time, to each holder of Book-Entry Shares that number of whole shares of VeriFone Common Stock that such holder is entitled to receive in respect of each such Book-Entry Share pursuant to this Article IV and (ii) mail to each such holder materials (to be reasonably agreed by VeriFone and Lipman prior to the Effective Time) advising such holder of the effectiveness of the Merger and the conversion of such holder’s Shares into Merger Consideration pursuant to the Merger and a check in the amount (after giving effect to any required Tax withholdings) for any cash payable pursuant to Section 4.2(e) in lieu of fractional shares or 4.2(c) in payment of any dividend or other distribution in respect of such Book-Entry Shares, in each case without any action by such holders.

4.3.                              Adjustments. Notwithstanding anything in this Agreement to the contrary, if, (a) between the date of this Agreement and the Effective Time, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares or the issued and outstanding shares of VeriFone Common Stock or securities convertible or exchangeable into or exercisable for shares of VeriFone Common Stock, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, redenomination, merger (but only a merger involving Lipman and not VeriFone), issuer tender or exchange offer, or other similar transaction, or (b) at the Effective Time, Lipman’s representations and warranties in Section 5.1(b) (Capital Structure) are not true in any non-de minimis respect, then the Merger Consideration, the Special Cash Dividend and any other dependent items shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Merger Consideration, the Special Cash Dividend or other dependent item.

4.4.                              Treatment of Stock Plans and Options. At the Effective Time, each outstanding option to purchase Shares (a “Lipman Option”) under the Stock Plans

(as defined in Section 5.1(b)(i)), whether vested or unvested, shall be assumed by VeriFone such that it is converted into an option to purchase an equal number of shares of VeriFone Common Stock, at an exercise price per share equal to the exercise price per Share of such Lipman Option immediately prior to the Effective Time and with such other terms and conditions (including without limitation, any repurchase rights or vesting provisions); provided, however, that the exercise price and the number of shares of VeriFone Common Stock purchasable pursuant to the Lipman Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Lipman Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Company Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Lipman Option shall continue to be governed by the same terms and conditions as were applicable under such Lipman Option immediately prior to the Effective Time. VeriFone agrees to file a registration statement on Form S-8 (if available for use by VeriFone) for the shares of VeriFone Common Stock issuable with respect to such Lipman Options (to the extent such shares qualify for registration on Form S-8), as soon as practicable after the Effective Time, but not more than 60 days following the Effective Time.

ARTICLE V

Representations and Warranties

5.1.                              Representations and Warranties of Lipman. Except as set forth in the  Lipman Reports or the corresponding sections or subsections of the disclosure letter delivered to VeriFone by Lipman concurrently with the execution and delivery of this Agreement (the “Lipman Disclosure Letter”), or to the extent that the qualifying nature of such disclosure with respect to another section or subsection is readily apparent on the face of the Lipman Disclosure Letter, Lipman hereby represents and warrants to VeriFone and Merger Sub that:

(a)          Organization, Good Standing and Qualification. Each of Lipman and its Subsidiaries is a legal entity duly organized, validly existing and, where applicable, is in good standing under the Laws (as defined in Section 5.1(j)) of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and is qualified to do business and, where applicable, is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Lipman Material Adverse Effect (as defined below). Lipman has made available to VeriFone complete and correct copies of Lipman’s and its Subsidiaries’ Articles of Association or comparable governing documents, each as amended to the date hereof, and each as so delivered is in full force and effect. Section 5.1(a) of Lipman Disclosure Letter contains a correct and complete list of each jurisdiction where Lipman and its Subsidiaries are organized and qualified to do business. As used in this Agreement, the term (i) ”Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries; (ii) “Significant Subsidiary” shall mean, with respect to Lipman, Lipman USA, Inc., Lipman Electronik vi Danismalik Ltd., Dione Ltd., Lipman do Brasil Serviço de Automaço Comercial Ltda., Lipman do Brasil Comercio de Produtus Electrônicos Ltda. Lipman Inegenieria Electronica S.L. and Lipman Electronic Engineering Ltd. of Beijing and with respect to VeriFone shall mean any subsidiary thereof meeting the standard set forth in Rule 405 promulgated under the Securities Act, and (iii) “Lipman Material Adverse Effect” means any event, development or circumstance (A) having, or reasonably likely to have, a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Lipman and its Subsidiaries taken as a whole or (B) having, or reasonably likely to have, the effect of, preventing, materially delaying or materially impairing Lipman’s ability to consummate the transactions contemplated by this Agreement, excluding any such effect that is primarily attributable to (i) changes in general economic conditions; (ii) changes in economic, financial market, regulatory or political conditions that generally affect the participants in the industries or markets in which Lipman participates, (iii) actions taken by Lipman as required by this Agreement; (iv) any adverse change in Lipman’s relationship with its customers and vendors that is directly attributable to the public announcement of this Agreement; and (v) changes in GAAP or the interpretation thereof, including changes resulting from the adoption or amendment of financial accounting standards by the Financial Accounting Standards Board (FASB), that in each of the cases in clauses (i) through (vi) above do not disproportionately affect Lipman or any of its Subsidiaries. For the avoidance of doubt neither (i) any act of terrorism or war (whether or not formally declared) that does not affect Lipman directly or (ii) any failure by Lipman to meet internal projections or forecasts or published revenue or earnings predictions, shall, by itself, constitute a Lipman Material Adverse Effect.

(b)         Capital Structure. (i)  The registered and authorized share capital of Lipman consists of 60,000,000 Shares, of which 26,745,704 Shares were outstanding as of the close of business on April 6, 2006. All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable. All of the outstanding Shares have been issued in material compliance with applicable securities law. Other than as set forth in Section 5.1(b)(i) of the Lipman Disclosure Letter, Lipman does not hold any dormant shares and no shares were held in treasury by Lipman or held by any of its Subsidiaries. Lipman has no Shares reserved for issuance, except that, as of April 6, 2006, there were 4,035,820 Shares reserved for issuance pursuant to Lipman’s Stock Plans. “Stock Plans” means (i) the Lipman Stock Option Plan (2003); (ii) the Lipman Stock Option Plan (2004); (iii) The Lipman Stock Option Plan (November 2004); and (iv) the Lipman 2006 Share Incentive Plan (2006). The list provided to VeriFone by Lipman upon execution hereof is a correct and complete list as of April 6, 2006 of each outstanding stock option, restricted stock grant, and any other stock related rights, (including SARs) issued under the Stock Plans, including the holder, date of grant, term, number of Shares and, where applicable, exercise price and vesting schedule, including whether the vesting will be accelerated by the execution of this Agreement or consummation of the Merger or by termination of employment or change of position following consummation of the Merger. Each of the outstanding shares of capital stock or other securities of each of Lipman’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and, except for directors’ qualifying shares, owned by Lipman or by a direct or indirect wholly-owned Subsidiary of Lipman, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (a “Lien”). Except as set forth in Section 5.1(b)(i) of the Lipman Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Lipman or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Lipman or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Lipman or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable. Lipman does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Lipman on any matter.

(ii)                          Section 5.1(b)(ii) of the Lipman Disclosure Letter sets forth (x) each of Lipman’s Subsidiaries and the ownership interest of Lipman in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (y) Lipman’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person. Lipman does not own, directly or indirectly, any voting interest in any Person that would require an additional filing by VeriFone under the Hart Scott Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”).

(c)          Corporate Authority; Approval and Fairness. (i)  Lipman has all requisite corporate power and authority and has taken all corporate action (subject only to the approval of this Agreement and the Merger by the Requisite Lipman Vote

(as hereinafter defined)) necessary in order to execute, deliver and perform its obligations under this Agreement. Subject to the provisions of Section 320(c) of the Israeli Companies Law, the affirmative vote of seventy-five percent (75%) of the voting Shares of Lipman present and voting (not including abstainees) at the shareholders’ meeting duly called and held for such purpose (the “Requisite Lipman Vote”) is required to approve the Merger. The quorum required for the shareholders’ meeting is shareholders holding collectively at least one-third of the issued share capital of Lipman (present in person or proxy). This Agreement has been duly executed and delivered by Lipman and constitutes a valid and binding agreement of Lipman enforceable against Lipman in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii)                          The board of directors of Lipman has (A) unanimously determined that the Merger is in the best interests of, Lipman and its shareholders, approved this Agreement and the Merger and the other transactions contemplated hereby and resolved to recommend adoption of this Agreement to the holders of Shares (the “Lipman Recommendation”), and directed that this Agreement be submitted to the holders of Shares for their approval, (B) made all other affirmative determinations required to be made by it in connection with this Agreement and the Merger under the Israeli Companies Law and (C) received the opinion of its financial advisor, Merrill Lynch & Co. to the effect that the consideration to be received by the holders of the Shares in the Merger and the Special Cash Dividend, taken together, are fair from a financial point of view, as of the date of such opinion, to such holders, a copy of which opinion has been delivered to VeriFone. It is agreed and understood that such opinion is for the benefit of Lipman’s board of directors and may not be relied on by VeriFone or Merger Sub.

(d)         Governmental Filings; No Violations; Certain Contracts, Etc.  (i)  Other than the necessary notices, reports, filings, consents, registrations, approvals, permits or authorizations (A) pursuant to Section 1.3, (B) under the HSR Act, the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the U.S. Securities Act of 1933, as amended (the “Securities Act”), (C) to be made with the NASDAQ Stock Market (the “NASDAQ”), (D) under state securities, takeover and “blue sky” laws, (E) notification to the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry (“OCS”) to the change in ownership of Lipman to be effected by the Merger (the “OCS Notification”), (F) filings with, and approval by, the Investment Center of the Israeli Ministry of Trade & Industry (the “Investment Center”) of the change in ownership of Lipman to be effected by the Merger (the “Investment Center Approval”); (G) consent of the Israeli Land Authority to the change in ownership of Lipman to be effected by the Merger pursuant to the lease agreement of Lipman with the Israeli Land Authority (the “Israeli Land Authority Approval”); (H) obtaining the Options Tax Ruling and the Israeli Withholding Tax Ruling (each as defined in Section 6.15(c)), (I) obtaining the Israeli Securities Options Exemptions (as defined in Section 6.15(e)(i)),

(J) notification to the Fund for the Encouragement of Export Marketing of the Israel Ministry of Trade, Industry and Labor (the “Marketing Fund”) to the change in ownership of Lipman to be effected by the Merger (the “Marketing Fund Notification”), and (K) other filings and recordation as required by Governmental Entities (defined below) other than those in the United States or Israel, no notices, reports or other filings are required to be made by Lipman with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Lipman from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution and delivery of this Agreement by Lipman and the consummation of the Merger and the other transactions contemplated hereby, or in connection with the continuing operation of the business of Lipman and its Subsidiaries immediately following the Effective Time, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Lipman Material Adverse Effect.

(ii)                          The execution, delivery and performance of this Agreement by Lipman does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the Articles of Association of Lipman or the comparable governing instruments of any of its Significant Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the assets of Lipman or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon Lipman or any of its Significant Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.1(d)(i), under any Law to which Lipman or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding on Lipman or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, has not had and would not reasonably be expected to have a Lipman Material Adverse Effect. Section 5.1(d)(ii) of the Lipman Disclosure Letter sets forth a correct and complete list of material Contracts of Lipman and its Subsidiaries pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (B) and (C) above).

(iii)                       Other than as described in Section 5.1(d)(iii) of the Lipman Disclosure Letter, neither Lipman nor any of its Subsidiaries is a party to or bound by any non-competition Contracts or other Contract that purports to limit in any material respect either the type of business in which Lipman or any of its Subsidiaries (or, after giving effect to the Merger, VeriFone or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business.

(iv)       Other than as described in Section 5.1(d)(iv) of the Lipman Disclosure Letter, except for: (A) relationships with Lipman or any of its Subsidiaries as an officer, director, or employee thereof (and compensation by Lipman or any of its Subsidiaries in consideration of such services) in accordance with the terms of their employment; and (B) relationships with Lipman as shareholders or option holders therein, to the knowledge (as defined below) of Lipman, none of the directors or officers, or the shareholders of Lipman, or any known member of any of their families or affiliates, is presently a party to, or was a party to during the year preceding the date of this Agreement, any transaction, agreement or arrangement with Lipman or any of its Subsidiaries. None of the officers, directors or Shareholders has any known interest in any property, real or personal, tangible or intangible, including inventions, copyrights, trademarks, or trade names, used in or pertaining to the business, or any supplier, distributor, or customer of Lipman, except for the normal rights of a Shareholder, and except for rights under the Stock Plans. As used in this Agreement, “knowledge” of (i) Lipman means the actual knowledge of Lipman’s Chief Executive Officer; Chief Financial Officer; Executive Vice President, Sales and Marketing (Chief Marketing Officer); Executive Vice President, Chief Information Officer; Vice President, Human Resources; Senior Vice President, Chief Technology Officer; Executive Vice President, Chief Operating Officer; Vice President, Systems, Solutions and Applications; Corporate Secretary; Corporate Controller; and Corporate General Counsel; as well as the President of Lipman USA; and the Chief Financial Officer and the Chief Executive Officer of Dione Ltd. and (ii) VeriFone or Merger Sub means the actual knowledge of such party’s Chief Executive Officer; Chief Financial Officer; Executive Vice President, North America Sales; Executive Vice President, Global Marketing and Business Development; Executive Vice President, Operations and Executive Vice President, Integrated Solutions.

(e)   Lipman Reports; Financial Statements. (i) Lipman has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the U.S. Securities and Exchange Commission (the “SEC”) under the Exchange Act or the Securities Act since January 29, 2004 (the “Applicable Date”) (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed or furnished subsequent to the date hereof including any amendments thereto, the “Lipman SEC Reports”). Each of the Lipman SEC Reports, at the time of its filing or being furnished complied, or after an amendment was filed complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Lipman SEC Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the Lipman SEC Reports did not, and any Lipman SEC Reports filed with or furnished to with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each English language translation of a non English language document filed as an exhibit to, or incorporated by reference into, any Lipman SEC Report constitutes a true, correct and complete translation of the original document in all material respects.

(ii)         Lipman has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed with the Israeli Securities Authority (the “ISA”) under the Israeli Securities Act and any regulation promulgated thereunder (the forms, statements, reports and documents filed with or furnished to the ISA, the “Lipman Israel Reports” and, together with the Lipman SEC Reports, the “Lipman Reports”). Each of Lipman Israel Reports, at the time of its filing complied in all material respects with the applicable requirements of the Israeli Securities Law 1968 (the “Israeli Securities Law”), and any regulations promulgated thereunder applicable to Lipman Israel Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) Lipman Israel Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(iii)        Lipman is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ and the Tel Aviv Stock Exchange and with the corporate governance requirements of the Israeli Companies Law. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither Lipman nor any of its “Affiliates” (as defined in Rule 405 promulgated under the Securities Act) has made, arranged or modified (in any material way) any extension of credit in the form of a personal loan to any executive officer or director of Lipman.

(iv)       Lipman maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by Lipman is recorded and reported on a timely basis to the individuals responsible for the preparation of Lipman’s filings with the SEC and other public disclosure documents. Lipman and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences. Lipman’s management has disclosed to Lipman’s auditors and the audit committee of Lipman’s board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Lipman’s ability to record, process, summarize and report financial information and has identified for Lipman’s auditors and audit committee of Lipman’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Lipman’s internal control over financial reporting. Lipman has made available to VeriFone (i) a summary of any such disclosure made by management to Lipman’s auditors and audit committee since December 31, 2004 and (ii) any material communication since December 31, 2004 made by management or Lipman’s auditors to the audit committee required or contemplated by listing standards of NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since December 31, 2004, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from Lipman employees regarding questionable accounting or auditing matters, have been received by Lipman. Lipman has made available to VeriFone a summary of all such material complaints or concerns relating to other matters made since December 31, 2004 and through the date hereof through Lipman’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law by Lipman or any of its Subsidiaries or any of their respective employees. No attorney representing Lipman or any of its Subsidiaries, whether or not employed by Lipman or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Lipman or any of its officers, directors, employees or agents to Lipman’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the rules in adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Lipman policy contemplating such reporting, including in instances not required by those rules.

(v)        Each of the consolidated balance sheets included in or incorporated by reference into any Lipman Reports (including the related notes and schedules) fairly presents, or, in the case of Lipman Reports filed after the date hereof, will fairly present,  in all material respects the consolidated financial position of Lipman and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, changes in shareholders’ equity (deficit) and cash flows included in or incorporated by reference into Lipman Reports (including any related notes and schedules) fairly presents, or, in the case of Lipman Reports filed after the date hereof, will fairly present, in all material respects the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(vi)       Lipman has previously furnished to VeriFone a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Lipman with the SEC pursuant to the Securities Act or the Exchange Act.

(vii)      Lipman has recorded and will report for the three-month period ended March 31, 2006 the financial results described in Section 5.1(e)(vii) of the Lipman Disclosure Letter.

(viii)     Lipman has made available to VeriFone all position papers with respect to accounting policies and practices, including any quarterly position papers regarding the application of Staff Accounting Bulletin (SAB) No. 99, “Materiality,” made available to Lipman’s principal financial and accounting officer, its audit committee or its independent registered public accounting firm; Lipman’s revenue recognition policies and practices are and have been in compliance in all material respects with all rules, regulations and statements of the SEC with respect thereto, including SAB 101, “Revenue Recognition in Financial Statements,” and SAB 104, and, to the extent required, Lipman recognizes revenue in accordance with AICPA Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended, and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions”; and Lipman’s controls over its revenue recognition policies and practices have been communicated to and applied in all material respects by its sales organization.

(ix)        Neither Lipman nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed in a Lipman Report or on a consolidated balance sheet or in the related notes to consolidated financial statements prepared in accordance with GAAP and the Exchange Act and the rules and regulations of the SEC promulgated thereunder which are, individually or in the aggregate, material to the business, results of operations, assets or financial condition of Lipman and its Subsidiaries taken as a whole, except:  (i) liabilities provided for in Lipman’s most recent balance sheet set forth in a Lipman Report (or in the notes thereto) as of the date hereof; (ii) liabilities incurred since such date in the ordinary course of business that Lipman would have been permitted to incur hereunder, none of which is material to the financial condition, assets, business or results of operations of Lipman and its Subsidiaries, taken as a whole; and (iii) liabilities permitted to be incurred under this Agreement.

(f)    Absence of Certain Changes. Since the date of the most recent audited balance sheet included in any Lipman Report, Lipman and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than as contemplated by this Agreement or according to the ordinary and usual course of such businesses and there has not been:

(i)            any event, development or circumstance involving, or any change in the financial condition, properties, assets, liabilities, business, or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to the most recent fiscal year end) which, individually or in the aggregate, has had or would reasonably be expected to have a Lipman Material Adverse Effect;

(ii)           any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Lipman or any of its Subsidiaries, whether or not covered by insurance;

(iii)          any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Lipman or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly-owned Subsidiary to Lipman or to any wholly-owned Subsidiary of Lipman) or any repurchase, redemption or other acquisition by Lipman or any of its Subsidiaries of any outstanding shares of capital stock or other securities of Lipman or any of its Subsidiaries;

(iv)          any material change in any method of accounting or accounting practices by Lipman or any of its Subsidiaries;

(v)           (A) any increase in the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice) or (B) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Laws;

(vi)          any event, development or circumstance as a result of which Lipman incurred a material Tax liability not in the ordinary course of business; or

(vii)         any agreement to do any of the foregoing.

(g)   Litigation and Liabilities. Except as set forth in Section 5.1(g) of the Lipman Disclosure Letter, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to Lipman’s knowledge, threatened against Lipman or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Lipman Material Adverse Effect or (ii) obligations or liabilities of Lipman or any of its Subsidiaries, whether or not accrued, contingent or otherwise, and whether or not required to be disclosed in a Lipman SEC Report or any other facts or circumstances known to Lipman that could reasonably be expected to result in any claims against, or obligations or liabilities of, Lipman or any of its Subsidiaries, including those relating to environmental and occupational safety and health matters, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Lipman Material Adverse Effect. Neither Lipman nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which, individually or in the aggregate, have had, or would reasonably be expected to have, a Lipman Material Adverse Effect.

(h)   Employee Benefits.

(i)          All material benefit and compensation plans, contracts, policies or arrangements covering current or former employees and/or directors of Lipman and its Subsidiaries (the “Employees”), including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, Lipman stock based, incentive and bonus plans (the “Lipman Benefit Plans”), other than Lipman Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States (such plans hereinafter being referred to as “Lipman Non-U.S. Benefit Plans”), are listed on Schedule 5.1(h)(i) of Lipman Disclosure Letter. Except for such documents and Lipman Benefit Plans which are filed as an exhibit to Lipman Reports, true and complete copies of all Lipman Benefit Plans listed on Section 5.1(h)(i) of the Lipman Disclosure Letter, including, but not limited to, any trust instruments, insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any Lipman Benefit Plans, and all amendments thereto have been provided to VeriFone.

(ii)         All Lipman Benefit Plans, other than Lipman Non-U.S. Benefit Plans, (collectively, “Lipman U.S. Benefit Plans”) are in substantial compliance with ERISA, the Code and other applicable Laws. Each Lipman U.S. Benefit Plan which is subject to ERISA (a “Lipman ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Lipman Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the Internal Revenue Service (the “IRS”) covering all Tax Law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and Lipman is not aware of any circumstances likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Neither Lipman nor any of its Subsidiaries has engaged in a transaction with respect to any Lipman ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject Lipman or any Subsidiary to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. Neither Lipman nor any of its Subsidiaries has incurred or reasonably expects to incur a Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA in an amount which would be material or any material liability under Section 4071 of ERISA.

(iii)        No Lipman U.S. Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code. No liability under Subtitle C or D of Title IV of

ERISA has been or is expected to be incurred by Lipman or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Lipman under Section 4001 of ERISA or Section 414 of the Code (a “Lipman ERISA Affiliate”). Lipman and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of a Lipman ERISA Affiliate).

(iv)       All contributions required to be made under each Lipman Benefit Plan, as of the date hereof, have in all material respects been timely made and all obligations in respect of each Lipman Benefit Plan have in all material respects been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in Lipman Reports prior to the date hereof.

(v)        As of the date hereof, there is no material pending or, to the knowledge of Lipman threatened, litigation relating to Lipman Benefit Plans. Except as required by COBRA or applicable state healthcare continuation laws, neither Lipman nor any of its Subsidiaries has any obligations for retiree health and life benefits.

(vi)       There has been no amendment to, announcement by Lipman or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Lipman Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Except as set forth in Section 5.1(h)(vi) of the Lipman Disclosure Letter, neither the execution of this Agreement, shareholder adoption of this Agreement nor the consummation of the transactions contemplated hereby will (w) entitle any employees of Lipman or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in  any other material obligation pursuant to, any of Lipman Benefit Plans, (y) limit or restrict the right of Lipman or, after the consummation of the transactions contemplated hereby, VeriFone to merge, amend or terminate any of Lipman Benefit Plans or (z) result in payments under any of Lipman Benefit Plans which would not be deductible under Section 280G of the Code.

(vii)      All Lipman Non-U.S. Benefit Plans comply in all material respects with applicable local law. All Lipman Non-U.S. Benefit Plans are listed on Schedule 5.1(h)(vii) of Lipman Disclosure Letter. Lipman and its Subsidiaries have no material unfunded liabilities with respect to any such Lipman Non-U.S. Benefit Plan required to be funded under applicable local law. As of the date hereof, there is no pending or, to the knowledge of Lipman, threatened material litigation relating to Lipman Non-U.S. Benefit Plans.

(i)    Israeli Employees. Solely with respect to Employees who reside or work in Israel or whose employment is otherwise subject to Israeli Law  (“Israeli Employees”), except as set forth in Section 5.1(i) of the Lipman Disclosure Letter, Lipman is not a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its Israeli Employees, or is otherwise required (under any legal requirement, under any contract or otherwise) to provide benefits or working conditions beyond the minimum benefits and working conditions required by Israeli Law or pursuant to extension orders applicable to all employees in Israel. Lipman has not recognized or received a demand for recognition from any collective bargaining representative with respect to any of its Israeli Employees. Lipman does not have and is not subject to, and except as set forth in Section 5.1(i) of the Lipman Disclosure Letter, no Israeli Employee of Lipman benefits from, any extension order (tzavei harchava) except for extension orders applicable to all employees in Israel or any contract or arrangement with respect to employment or termination thereof; all of the Israeli Employees are “at will” employees subject to the termination notice provisions included in employment agreements or applicable law, except as set forth in Section 5.1(i) of the Lipman Disclosure Letter, there is no contract between Lipman and any of its Israeli Employees or directors that cannot be terminated by Lipman upon less than thirty days notice without giving rise to a claim for damages or compensation (except for statutory severance pay) and Lipman’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Israeli Severance Pay Law (5723-1963) and vacation pursuant to the Israeli Annual Leave Law 1951 and any Contract are fully funded or accrued on Lipman’s financial statements and Lipman does not use the provisions of Section 14 of the Severance Pay Law with respect to such statutory severance pay. Except as set forth in Section 5.1(i) of the Lipman Disclosure Letter, Lipman has no knowledge of any circumstance that could give rise to any valid claim by a current or former Israeli Employee for compensation on termination of employment (beyond the statutory severance pay to which employees are entitled); all amounts that Lipman is legally or contractually required either (x) to deduct from its Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Entity as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and Lipman does not have any outstanding obligation to make any such deduction, transfer, withholding or payment; and except as set forth in Section 5.1(i) of the Lipman Disclosure Letter, Lipman is in compliance in all material respects with all applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses and other compensation matters and terms and conditions of employment related to its Israeli Employees, including but not limited to the Israeli Prior Notice to the Employee Law 2002, the Israeli Notice to Employee (Terms of Employment) Law 2002, the Israeli

Prevention of Sexual Harassment Law (5758-1998), and the Israeli Employment by Human Resource Contractors Law 1996. All obligations of Lipman with respect to statutorily required severance payments to Israeli Employees have been fully satisfied or have been fully funded by contributions to appropriate insurance funds pursuant to the Israeli Severance Pay Law (5723-1963) and/or to the extent required has been reserved for in the Lipman Financial Statements. Except as set forth in Section 5.1(i) of the Lipman Disclosure Letter, as of the date hereof, Lipman has not engaged any Israeli Employees whose employment would require special licenses or permits, and there are no unwritten Lipman policies or customs which, by extension, could entitle Israeli Employees to benefits in addition to what they are entitled by Law. Except as set forth in Section 5.1(i) of the Lipman Disclosure Letter, Lipman has not engaged any consultants, sub-contractors, sales agents or freelancers who, according to Israeli law, would be entitled to the rights of an employee vis-à-vis Lipman, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory and contractual benefits. For purposes of this Agreement, the term “Israeli Employee” shall be construed to include consultants, sales agents and other independent contractors who spend (or spent) a majority of their working time in Israel on the business of Lipman or a Subsidiary (each of whom shall be so identified in Section 5.1(i) of the Lipman Disclosure Letter). In addition, Lipman has provided to VeriFone a correct and complete summary of the calculations concerning the components of the Israeli Employees’ salaries, including any components which are not included in the basis for calculation of amounts set aside for purposes of statutory severance pay and pension; any and all agreements with human resource contractors, or with consultants, sub-contractors, sales agents or freelancers; a summary of its policies, procedures and customs regarding termination of Israeli Employees; and a summary of any dues it pays to the Histadrut Labor Organization and whether Lipman participates in the expenses of any worker’s committee (Va’ad Ovdim).

(j)    Compliance with Laws. The businesses of each of Lipman and its Subsidiaries have not been, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”) applicable to Lipman or any of its Subsidiaries, except for violations that would not, individually or in the aggregate, reasonably be expected to have a Lipman Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Lipman or any of its Subsidiaries is pending or, to Lipman’s knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Lipman Material Adverse Effect. No material change is required in Lipman’s or any of its Subsidiaries’ processes, properties or procedures in connection with any such Laws, and Lipman has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date hereof, except for such changes and noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Lipman Material Adverse Effect. Lipman and its Subsidiaries each has obtained and is in substantial compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary or appropriate to conduct its business as presently conducted except for those the absence of which, or failure to be in compliance with, would not, individually or in the aggregate, be reasonably likely to have a Lipman Material Adverse Effect.

(k)   Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” mandatory price or other similar anti-takeover statute or regulation (each a “Takeover Statute”) or any anti-takeover provision in Lipman’s articles of association is applicable to Lipman, the Shares, the Merger or the other transactions contemplated by this Agreement.

(l)    Environmental Matters. (i) Lipman and its Subsidiaries are not in material violation of any Environmental Law (as defined below); (ii) no real property currently or formerly owned or operated by Lipman or any of its Subsidiaries is, or with respect to formerly owned or operated properties, to Lipman’s knowledge is,  contaminated with any Hazardous Substances (as defined below) or requires remediation under any Environmental Law; (iii) Lipman and its Subsidiaries are not subject to material liability for any off-site disposal or contamination; (iv) Lipman and its Subsidiaries have not received any claims or notices alleging liability under any Environmental Law; and (v) to Lipman’s knowledge there are no circumstances involving Lipman or any of Subsidiaries that could result in any material claims, liabilities, costs or restrictions on the ownership, use or transfer of any property pursuant to any Environmental Law.

As used herein, “Environmental Law” means any Law relating to the protection of the environment or human health and safety. “Hazardous Substance” means any mixture or material containing any material that is listed, classified or regulated by any government authority or any Environmental Law including any petroleum products, asbestos or polychlorinated biphenyls.

(m)  Tax Returns and Payments. (i) Each of Lipman and its Subsidiaries (x) has prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by it and all such Tax Returns are complete and accurate in all material respects; (y) has paid all Taxes (as defined below) that are shown as due on such Tax Returns which it has filed or that it has been obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith for which adequate reserves have been established and which have been disclosed to VeriFone; and (z) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Lipman and its Subsidiaries have complied in all material respects with all applicable laws relating to Taxes. Except as set forth on Section 5.1(m)(i) of the Lipman Disclosure Letter, as of the date hereof, there are no pending or, threatened in writing, audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. There are not any unresolved or undisclosed issues that could materially increase the risk that the Tax Settlement (as defined in Section 6.7 hereof) could subsequently be challenged by the Israeli Tax Authorities. Lipman has made available to VeriFone true and correct copies of the Israeli Tax Returns, United States federal and state income Tax Returns, United Kingdom income Tax Returns, Brazilian income Tax Returns and Turkish income Tax Returns filed by Lipman and its Subsidiaries for each of the fiscal years ended December 31, 2004, 2003 and 2002. Neither Lipman nor any of its Subsidiaries has any liability for income, franchise or similar Taxes in amounts exceeding the amounts accrued therefor, as reflected in the financial statements included in Lipman Reports filed on or prior to the date hereof other than liabilities that have accrued in the ordinary course of business since December 31, 2005. With respect to jurisdictions outside the United States, Lipman and each of its Subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemptions, Tax incentive, Tax holiday or other Tax reduction agreement, approval or order of any government and, to Lipman’s knowledge, subject to receipt of the Investment Center Approvals and the other Approvals required herein, the consummation of the Merger will not have any adverse effect on the validity and effectiveness of any such Tax exemptions, Tax incentive, Tax holiday or other Tax reduction agreement or order.

(ii)  There are no Tax sharing agreements or similar agreements under which Lipman or any of its Subsidiaries could be liable in a material amount for the Taxes of any person that is neither Lipman nor any Lipman Subsidiary. There are no material Liens for Taxes on any of Lipman’s assets except for Taxes not yet due or payable . Except as would not reasonably be expected to have a Lipman Material Adverse Effect all intercompany transactions and charges between and among Lipman and any of its Subsidiaries are at arm’s length terms or other terms permitted by applicable laws with respect to Taxes.

(iii)  Lipman was not a “Passive Foreign Investment Company” within the meaning of Section 1297(a) of the Code during its 2003, 2004 and 2005 Tax years.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, indexation penalties and other penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(n)   Tax Matters  (i)  Lipman believes, after reasonable diligence and inquiry, that it qualifies as an Industrial Company according to the meaning of that term in the Law for the Encouragement of Industry (Taxes), 1969. The consummation of the Merger will not have any adverse effect on such qualification as an Industrial Company. Section 5.1(n)(i) of the Lipman Disclosure Letter describes the commencement year for each Approved Enterprise.

(ii)         Section 5.1(n)(ii) of the Lipman Disclosure Letter lists each material tax or other incentive granted to or enjoyed by Lipman and its Subsidiaries under the laws of the State of Israel (the “Grants”). The copies of the up-to-date report from the Tmura Fund listing all grants received by Lipman from the OCS, all applications for Grants and of all letters of approval, and supplements thereto that Lipman has in its possession and that Lipman has made available to VeriFone are true and correct copies. Section 5.1(n)(ii) of the Lipman Disclosure Letter details all material undertakings of Lipman given in connection with the Grants. Lipman and its Subsidiaries have complied, in all material respects, with all requirements of Israeli Law to be entitled to claim all Grants. Without limiting the generality of the above, Section 5.1(n)(ii) of the Lipman Disclosure Letter includes the aggregate amounts of each Grant, and the aggregate outstanding obligations thereunder of Lipman with respect to royalties, or the outstanding amounts to be paid by the OCS to Lipman and the composition of such obligations or amount by the product or product family to which it relates. Lipman is in compliance, in all material respects, with the terms and conditions of the Grants and has duly fulfilled, in all material respects, all the undertakings relating thereto. To Lipman’s knowledge, subject to receipt of the Investment Center Approval and other Approvals required herein and to providing the OCS Notification and the Marketing Fund Notification, consummation of the Merger will not adversely affect the continued qualification for the incentives or the terms or duration thereof or require any recapture of any previously claimed Israeli Tax incentive, and no consent or approval of any Governmental Entity is required, other than as contemplated by Section 5.1(m)(ii) of the Lipman Disclosure Letter, prior to the consummation of the Merger in order to preserve the entitlement of the Surviving Corporation or its Subsidiaries to any such Israeli Tax incentive. Lipman is not aware of any event or other set of circumstances that might lead to the revocation or material modification of any of the Grants. None of the products currently manufactured and sold by Lipman, directly or indirectly, uses any technology that was developed using funding provided by the OCS (“OCS Funded Technology”), nor is any of the technology contained in any of the products currently manufactured or sold by Lipman or products which are currently proposed by Lipman based on the OCS Funded Technology. To Lipman’s knowledge, there has been no indication from any Israeli Tax authority that the consummation of the Merger would adversely affect the Surviving Corporation’s ability to set off for Israeli Tax purposes in the future any and all losses accumulated by Lipman as of the Closing Date.

(iii)        Other than contractual undertakings to employees, directors and contractors as detailed in Section 5.1(n)(iii) of the Lipman Disclosure Letter, neither Lipman nor any Subsidiary has adopted and does not currently operate any share incentive scheme, share option scheme or profit sharing scheme for the benefit of any of its employees, directors and contractors. Lipman has complied with all requirements of such Section 102 and the regulations promulgated thereunder and with the requirements of Section 3(i) of the Ordinance with respect to the grant of options to contractors, except as set forth in Section 5.1(n)(iii) of the Lipman Disclosure Letter.

(o)   Labor Matters. Except as set forth in Section 5.1(o) of the Lipman Disclosure Letter, neither Lipman nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union, labor organization or employer organization, nor is Lipman or any of its Subsidiaries the subject of any material proceeding asserting that Lipman or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to Lipman’s knowledge, threatened, nor has there been for the past five years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving Lipman or any of its Subsidiaries. To Lipman’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made involving employees of Lipman or any of its Subsidiaries. Lipman has previously made available to VeriFone correct and complete copies of all labor and collective bargaining agreements, Contracts or other agreements or understandings with a labor union or labor organization to which Lipman or any of its Subsidiaries is party or by which any of them are otherwise bound (collectively, the “Lipman Labor Agreements”). The consummation of the Merger and the other transactions contemplated by this Agreement will not entitle any third party (including any labor union or labor organization) to any payments under any of Lipman Labor Agreements. Lipman USA and its Subsidiaries have complied in all material respects with the applicable reporting requirements of the Labor Management Reporting and Disclosure Act.

(p)   Intellectual Property. (i)  Lipman owns or has a valid right to use all Intellectual Property used in its business as presently conducted, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Lipman Material Adverse Effect. Section 5.1(p)(i) of the Lipman Disclosure Letter sets forth all (x) Registered and/or material Intellectual Property owned by Lipman, indicating for each Registered item the registration or application number and the applicable filing jurisdiction (collectively, the “Scheduled Intellectual Property”) and (y) material Intellectual Property Contracts (other than licenses for commercial “off-the-shelf” or “shrink-wrap” software that has not been modified or customized for Lipman). Except as set forth in Section 5.1(p)(i) of the Lipman Disclosure Letter, Lipman has exclusive ownership of all Intellectual Property owned by it, free and clear of all Liens, exclusive licenses and non-exclusive licenses other than those granted in connection with the sale of products in the ordinary course of business. The Intellectual Property owned by Lipman is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting Lipman’s use thereof or its rights thereto. To

Lipman’s knowledge, Lipman has not infringed or otherwise violated the Intellectual Property rights of any third party during the five (5) year period immediately preceding the date of this Agreement, and, except as set forth in Section 5.1(p)(i) of the Lipman Disclosure Letter, neither Lipman nor any of its Subsidiaries has received any notice or claim challenging Lipman’s or any Subsidiary’s ownership of any of the Intellectual Property owned by Lipman or any Subsidiary or claiming that Lipman infringes or misappropriates the Intellectual Property of any third party.

(ii)         Except as would not, individually or in the aggregate,  reasonably be expected to have a Lipman Material Adverse Effect, Lipman has taken reasonable measures to protect the confidentiality and value of all Trade Secrets that are owned, used or held by Lipman, and to Lipman’s knowledge, such Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached. To Lipman’s knowledge, none of Lipman’s current employees or subcontractors has any patents issued or applications pending for any device, process, design or invention of any kind now used or needed by Lipman in the furtherance of its business, which patents or applications have not been assigned to Lipman. All of Lipman’s current and prior employees have executed valid intellectual property and confidentiality agreements for the benefit of Lipman in a form which Lipman has prior to the date of this Agreement provided to VeriFone for its review. Every material contract or agreement under which Intellectual Property was developed, created or otherwise made, for Lipman assigns all rights to Intellectual Property to Lipman.

(iii)        Lipman has not granted any licenses or other rights to third parties to use its Intellectual Property other than non-exclusive licenses granted in the ordinary course of business pursuant to standard terms which have been previously provided to VeriFone.

(iv)       The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by Lipman in connection with its business and have not materially malfunctioned or failed within the past three (3) years. To Lipman’s knowledge, no person has gained unauthorized access to the IT Assets.

(v)        Lipman has source code for each version of software owned by it and used in the past five years. The source code for such software will compile into object code or otherwise is capable of being installed and operated. Once compiled and/or installed, such software will have the features, functions and performance described in the documentation pertaining to it and will execute on the computer platforms for which it is designed. To Lipman’s knowledge, except as set forth in Section 5.1(p)(v) of the Lipman Disclosure Letter, none of the software owned by it contains any shareware, open source code, or other software whose use requires disclosure or licensing of Intellectual Property including but not limited to any GNU or GPL libraries or code.

(vi)       Section 5.1(p)(vi) of Lipman Disclosure Letter contains a list, together with applicable Export Control Classification Number (ECCN), of all software that is sold, licensed, leased or otherwise distributed by Lipman or its Affiliates or resellers (the “Software Products”) indicating in each case, the name, owner and most recent version of the Software and information regarding any third-party code that is embedded in such Software Product. For the avoidance of doubt, software that is obtained under a “limited license” or open source license, shall be considered “third-party code.”

(vii)      For purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property” means all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) moral rights and all other intellectual property or proprietary rights.

“IT Assets” means Lipman’s and the Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

(q)           Insurance. Lipman and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring Lipman or any of its Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; Lipman and its Subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no claims by Lipman or any of its Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither Lipman nor any such Subsidiary has been refused any insurance coverage sought or applied for during the last three years; and neither Lipman nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Lipman Material Adverse Effect.

(r)            Material Contracts and Governmental Contracts. (i) As of the date of this Agreement, except as described in the relevant subsection of Section 5.1(r) of the Lipman Disclosure Letter neither Lipman nor any of its Subsidiaries is a party to or bound by:

(A)          any lease of real or personal property providing for annual rentals of $2 million or more;

(B)           (w) any Contract for the purchase of raw materials that is reasonably likely to require payments of $5 million or more in any year; (x) any Contract for the acquisition of or investment in capital equipment for an aggregate purchase price or investment value of $1 million or more; (y) any Contract authorizing the distribution or resale by any Person of any of Lipman’s products or services or (z) any Contract for the sale or rental of products or services that is reasonably likely to result in payments to Lipman and its Subsidiaries of $2.5 million or more in any year;

(C)           any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to Lipman or any of its Subsidiaries or in which Lipman owns more than a 5% voting or economic interest, or any interest valued at more than $5 million without regard to percentage voting or economic interest;

(D)          any Contract (other than among direct or indirect wholly-owned Subsidiaries of Lipman) relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $5 million;

(E)           any Contract required to be filed as an exhibit to any Lipman Report;

(F)           any non-competition Contract or other Contract that (I) purports to limit in any material respect either the type of business in which Lipman or any of Subsidiaries (or, after the Effective Time, VeriFone or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (II) could require the disposition of any material assets, line of business or product line of Lipman or any of its Subsidiaries or, after the Effective Time, VeriFone or any of its Subsidiaries, (III) grants “most favored nation” status including any that, following the Merger, would apply to VeriFone and its Subsidiaries, including Lipman and its Subsidiaries or

(IV) prohibits or limits the rights of Lipman or any of its Subsidiaries in any material respect to make, sell or distribute any products or services, or use, transfer, license, distribute or enforce any of their respective Intellectual Property rights;

(G)           any Contract to which Lipman or any of its Subsidiaries is a party containing a standstill or similar agreement pursuant to which the party has agreed not to acquire assets or securities of the other party or any of its Affiliates;

(H)          any Contract between Lipman or any of its Subsidiaries and any director or officer of Lipman or any Person beneficially owning five percent or more of the outstanding Shares;

(I)            any Contract providing for indemnification by Lipman or any of its Subsidiaries of any Person, except for any such Contract that is (x) not material to Lipman and its Subsidiaries and (y) entered into in the ordinary course of business;

(J)            any Contract that contains a put, call or similar right pursuant to which Lipman or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $5 million; and

(K)          any other Contract or group of related Contracts that, if terminated or subject to a default by any party thereto, would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect (the Contracts described in clauses (A) – (I), together with all exhibits and schedules to such Contracts, being the “Material Contracts”).

(ii)         A true and correct copy of each Material Contract has previously been delivered to VeriFone and each such Contract is a valid and binding agreement of Lipman or one of its Subsidiaries, as the case may be, and is in full force and effect, and neither Lipman nor any of its Subsidiaries nor, to Lipman’s knowledge, any other party thereto is in default with respect to a material obligation under or material breach in any respect under the terms of any such agreement, contract, plan, lease, arrangement or commitment.

(iii)        (A)          With respect to each Government Contract, except as has not had and would not reasonably be expected to have a Lipman Material Adverse Effect, (x) all representations and certifications executed, acknowledged or set forth in or pertaining to such Governmental Contract were complete and correct as of their effective date, and Lipman and each of its Subsidiaries have complied in all material respects with all such representations and certifications: (y) neither the United States government nor any prime contractor, subcontractor or other Person has notified Lipman or any of its Subsidiaries that Lipman or any such Subsidiary has breached or violated any material certification, representation, clause, provision or requirement, pertaining to such Government Contract; and (z) no termination for convenience, termination for default, cure notice or show cause notice is in effect as of the date hereof pertaining to any Government Contract.

(B)           Except as has not had and would not reasonably be expected to have a Lipman Material Adverse Effect, (x) to Lipman’s knowledge, neither Lipman nor any of its Subsidiaries nor any of their respective personnel is or has been under administrative, civil, or criminal investigation, or indictment or audit by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract; (y) neither Lipman nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to the United States government with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract; and (z) neither Lipman nor any of its Subsidiaries nor, to Lipman’s knowledge, any of their respective personnel has been suspended or debarred from doing business with the United States government or is, or at any time has been, the subject of a finding of non-responsibility or ineligibility for United States government contracting.

As used herein, “Government Contract” means any Material Contract to which Lipman or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such contract).

(s)           Property. (i) Lipman has good and marketable title to, or, in the case of securities and investments, a “security entitlement” (as defined in the Uniform Commercial Code) in, or in the case of leased property, a valid leasehold interest in, all material property (whether real or personal, tangible or intangible, and including securities and investments) and assets purported to be owned or leased by it or any of its Subsidiaries, and no such material property and assets are subject to any Liens except mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or similar Liens arising in the ordinary course of business consistent with past practice or Tax Liens for current Taxes not yet due and payable.

(ii)         The lease agreements entered into by Lipman and its Subsidiaries in connection with their premises are in full force and effect and enforceable, and, to the knowledge of Lipman, there are no existing material defaults of Lipman and its Subsidiaries or any other party to the leases thereunder, and neither Lipman nor its Subsidiaries has received or given notice of default or claimed default with respect to such leases, nor is there, to the knowledge of Lipman, any event that with notice or lapse of time, or both, would constitute a material default thereunder. Other than the lease agreements referred to above and in Schedule 5.1(s)(iii), Lipman and its Subsidiaries have no other interests of any type in any real property.

(iii)        Lipman is the lawful leaseholder for a period for 49 years (or is entitled to be registered as such with the Israeli Land Authority) of the properties described in Schedule 5.1(s)(iii) of the Lipman Disclosure Letter (the “Leased Property”). Schedule 5.1(s)(iii) of the Lipman Disclosure Letter contains a description of the Leased Properties, including their size and location. Except as set forth in Section 5.1(s)(iii) of the Lipman Disclosure Letter, there is no outstanding Tax, levy or charge of any kind whatsoever in respect of the Leased Properties or in connection with Lipman’s use or right in such properties, and Lipman is not under any obligation to pay such Taxes, levies or charges to any third party, including any Governmental Entity or the Israeli Land Administration. Except as set forth in Section 5.1(s)(iii) of the Lipman Disclosure Letter, Lipman has obtained all required approvals, authorizations and permits from any competent authority in connection with all real property held by it or to which it is entitled or in which it has rights (including building permits) and all of such approvals, authorizations and permits are in full force and effect. To Lipman’s knowledge, there are no outstanding claims or proceedings commenced by any third party (including any competent authority) in connection with Lipman’s possession or use of the Leased Properties and no indictment was filed against Lipman or any of its officer or directors in connection therewith.

(t)            Encryption and Other Restricted Technology. Lipman’s business as currently conducted involves the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export is restricted under Israeli law, and to conduct its business as currently conducted Lipman has obtained the licenses from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended, or other legislation regulating the development, commercialization or export of technology to the extent as described in Section 5.1(t) of the Lipman Disclosure Letter. Lipman has obtained and is in substantial compliance with all such licenses and all such licenses are in full force and effect.

(u)           Warranties/Product Liability. Except as set forth on Section 5.1(u) of the Lipman Disclosure Letter and except as specifically reflected, reserved against or otherwise disclosed in the Financial Statements or incurred since the date thereof in the ordinary course of business (a) there is no notice, demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation from, by or before any Government Entity relating to any product, including the packaging and advertising related thereto, designed, formulated, manufactured, processed, sold or placed in the stream of commerce by the Business or any services provided by the Business (a “Product”), or claim or lawsuit involving a Product which is pending or, to Lipman’s knowledge, threatened, by any Person, and (b) there has not been, nor is there under consideration by Lipman, any Product recall or post-sale warning of a material nature concerning any Product. All Products comply in all material respects with applicable Governmental Authorizations and Laws, and there have not been and there are no material defects or deficiencies in such Products.

(v)           Product Certifications. The product certifications given or granted by processors or manufacturers with respect to Products (“Product Certifications”) set forth on Section 5.1(v) of the Lipman Disclosure Letter are all the Product Certifications relating to the Lipman’s business, and constitute all the Product Certifications necessary for Lipman and its Subsidiaries to conduct their respective businesses as currently conducted. Lipman has not made any material modifications or updates to the Products which would require Product Certifications different from or in addition to those set forth on Section 5.1(v) of the Lipman Disclosure Letter and, other than as set forth on Section 5.1(v) of the Lipman Disclosure Letter, to Lipman’s knowledge, none of the Product Certifications would be terminated, rescinded or modified as a result of this Agreement or the completion of the Merger.

(w)          FCPA. Neither Lipman nor any of its Subsidiaries nor, to Lipman’s knowledge, any director, officer, agent or employee of Lipman or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (“FCPA”) including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; Lipman and its Subsidiaries have conducted their businesses in compliance with the FCPA (as applicable) and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith and Lipman has no knowledge of any violation of the FCPA by any of its Affiliates.

(x)            OFAC. Neither Lipman nor any of its Subsidiaries nor, to Lipman’s knowledge, any director, officer, agent or employee of Lipman or any of its Subsidiaries is currently targeted by any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and Lipman has not directly or indirectly lent, contributed or otherwise make available funds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any Person currently targeted by any U.S. sanctions administered by OFAC.

(y)           Brokers and Finders. Neither Lipman nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated in this Agreement except that Lipman has employed Merrill Lynch & Co. Inc. as its financial advisor. Lipman has made available to VeriFone a complete and accurate copy of all agreements pursuant to which Merrill Lynch & Co. Inc. is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

(z)            No Other Representations and Warranties. Except for the representations and warranties of Lipman contained in this Agreement, Lipman is not making and has not made, and no other Person is making or has made on behalf of Lipman, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and no Person is authorized to make any such representations and warranties on behalf of Lipman.

5.2.          Representations and Warranties of VeriFone and Merger Sub. Except as set forth in the VeriFone Reports or the corresponding sections of the disclosure letter delivered to Lipman by VeriFone concurrently with the execution of this Agreement (the “VeriFone Disclosure Letter”), or to the extent that the qualifying nature of such disclosure with respect to another section is readily apparent on the face of the VeriFone Disclosure Letter VeriFone and Merger Sub, jointly and severally, hereby represent and warrant to Lipman as of the date of this Agreement that:

(a)   Organization, Good Standing and Qualification. Each of VeriFone and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a VeriFone Material Adverse Effect (as defined below). VeriFone has made available to Lipman complete and correct copies of VeriFone’s and its Significant Subsidiaries’ certificates of incorporation and by-laws, each as amended to the date hereof, and each as so delivered is in full force and effect. As used in this Agreement, the term “VeriFone Material Adverse Effect” means any event, development or circumstance (A) having, or reasonably likely to have, a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of VeriFone and its Subsidiaries taken as a whole or (B) having , or reasonably likely to have, the effect of, preventing, materially delaying or materially impairing VeriFone’s or its Subsidiaries’ ability to consummate the transactions contemplated by this Agreement, excluding any such effect that VeriFone establishes is primarily attributable to (i) changes in general economic conditions; (ii) changes in economic, financial market, regulatory or political conditions that generally affect the participants in the industries or markets in which VeriFone participates, (iii) actions taken by Lipman as required by this Agreement; (iv) any adverse change in VeriFone’s relationship with its customers and vendors that is directly attributable to the public announcement of this Agreement; and (v) changes in GAAP or the interpretation thereof, including changes resulting from the adoption or amendment of financial accounting standards by the Financial Accounting Standards Board (FASB), that in each of the cases in clauses (i) through (vi) above do not disproportionately affect VeriFone or any of its Subsidiaries. For the avoidance of doubt neither (i) any act of terrorism or war (whether or not formally declared) that does not affect VeriFone directly and (ii) any failure by VeriFone to meet internal projections or forecasts or published revenue or earnings predictions, shall, by itself, constitute a VeriFone Material Adverse Effect.

(b)   Capitalization of Merger Sub. The registered and authorized share capital of Merger Sub consists of 1,000 Ordinary Shares, par value NIS 1 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital share of Merger Sub is, at the of this Agreement, owned by VeriFone, and at the Effective Time will be, owned by VeriFone or a subsidiary thereof, and there are (i) no other shares of capital share or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital share or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital share, voting securities or securities convertible into or exchangeable for capital share or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(c)   Capital Structure of VeriFone. The authorized capital stock of VeriFone consists of 100,000,000 shares of VeriFone Common Stock, of which 67,820,024 shares were outstanding as of the close of business on April 6, 2006, and 10,000,000 shares of Preferred Stock par value $0.01 per share (the “VeriFone Preferred Shares”), of which no shares were outstanding as of the close of business on April 6, 2006. All of the outstanding VeriFone Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. VeriFone has no VeriFone Common Stock or VeriFone Preferred Shares reserved for issuance, except that, as of April 6, 2006, there were 12,285,265 shares of VeriFone Common Stock reserved for issuance pursuant to VeriFone’s New Founders’ Stock Option Plan, Outside Directors’ Stock Option Plan,  the 2005 Employee Equity Incentive Plan and the 2006 Equity Incentive Plan (collectively, the “VeriFone Stock Plans”). Each of the outstanding shares of capital stock of each of VeriFone’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for directors’ qualifying shares, owned by VeriFone or by a direct or indirect wholly-owned Subsidiary of VeriFone, free and clear of any Lien. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate VeriFone or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of VeriFone or any of its Significant Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of VeriFone or any of its Significant Subsidiaries, and no securities or obligation evidencing such rights are authorized, issued or outstanding. VeriFone does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of VeriFone on any matter.

(d)   Corporate Authority. (i)  Subject to the vote of holders of capital stock of VeriFone necessary to approve the issuance of VeriFone Common Stock as contemplated by this Agreement and the Merger and the adoption of this Agreement by VeriFone as the sole stockholder of Merger Sub and the approval and to consummate the Merger, each of VeriFone and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by each of VeriFone and Merger Sub and is a valid and binding agreement of VeriFone and Merger Sub, enforceable against each of VeriFone and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii)           The board of directors of VeriFone has unanimously approved this Agreement and the other transactions contemplated hereby and resolved to recommend that holders of VeriFone Common Stock vote in favor of the issuance of VeriFone Common Stock necessary to consummate the Merger (the “VeriFone Recommendation”). Prior to the Effective Time, VeriFone will have taken all necessary action to permit it to issue the number of shares of VeriFone Common Stock required to be issued pursuant to Article IV. When issued in accordance with the terms of this Agreement, the VeriFone Common Stock will be duly authorized, validly issued, fully paid and nonassessable, free and clear of all Liens and not subject to preemptive rights.

(e)   Merger Sub Board Approval. The Board of Directors of Merger Sub has unanimously: (A) determined that the Merger is fair to, and in the best interests of, Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors; (B) approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and (C) determined to recommend that the shareholder of Merger Sub approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

(f)    Share Ownership.  As of the date of this Agreement, neither VeriFone nor any Person referred to in Section 320(c) of the Israeli Companies Law with respect to VeriFone owns any Shares.

(g)   Governmental Filings; No Violations; Etc. (i)  Other than with respect to procedures under the Israeli Companies Law and the necessary notices, reports, filings, consents, registrations, approvals, permits or authorizations (A) pursuant to Section 1.3, (B) under the HSR Act, the Securities Act and the Exchange Act, (C) required to be made with the NYSE and (D) state securities, takeover and “blue sky” laws, no notices, reports or other filings are required to be made by VeriFone or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by VeriFone or Merger Sub from, any Governmental Entity in connection with the execution and delivery of this Agreement by VeriFone and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby or in connection with the continuing operation of the business of VeriFone and its Subsidiaries following the Effective Time, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a VeriFone Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(ii)         The execution, delivery and performance of this Agreement by VeriFone and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws or articles of association of VeriFone and Merger Sub or the comparable governing instruments of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the assets of VeriFone or any of its Subsidiaries pursuant to, any Contracts binding upon VeriFone or any of its Subsidiaries, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) compliance with the matters referred to in Section 5.2(e)(i), or any Laws to which VeriFone or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding on VeriFone or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for breach, violation, termination, default, creation acceleration or change that, individually or in the aggregate, is not reasonably likely to have a VeriFone Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(h)   VeriFone Reports; Financial Statements. (i) VeriFone has filed or furnished, as applicable, on a timely basis all forms, statements, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since April 29, 2005 (the “VeriFone Applicable Date”) (the forms, statements, reports and documents filed with or furnished to the SEC since the VeriFone Applicable Date and those filed or furnished subsequent to the date hereof including any amendments thereto, the “VeriFone Reports”). Each of the VeriFone Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the VeriFone Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment) the VeriFone Reports did not and any VeriFone Reports filed or furnished with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii)         VeriFone maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by VeriFone is recorded and reported on a timely basis to the individuals responsible for the preparation of VeriFone’s filings with the SEC and other public disclosure documents. VeriFone and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences.

(iii)        Each of the consolidated balance sheets included in or incorporated by reference into any VeriFone Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of VeriFone and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, changes in shareholders’ equity (deficit) and cash flows included in or incorporated by reference into VeriFone Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(i)    Absence of Certain Changes. Since the date of the most recent audited balance sheet included in any VeriFone Report, there has not been:

(i)          any event, development or circumstance involving, or any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to the most recent fiscal year end) which, individually or in the aggregate, would reasonably be expected to have a VeriFone Material Adverse Effect;

(ii)         any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of VeriFone or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly-owned Subsidiary to VeriFone or to any wholly-owned Subsidiary of VeriFone) or any repurchase, redemption or other acquisition by VeriFone or any of its Subsidiaries of any outstanding shares of capital stock or other securities of VeriFone or any of its Subsidiaries;

(iii)        any change in any method of accounting or accounting practices by VeriFone or any of its Subsidiaries;

(iv)       any material transaction other than as contemplated by this Agreement which would require VeriFone to file a current report on Form 8-K which it has not so filed; or

(v)        any agreement to do any of the foregoing.

(j)    Brokers and Finders. Neither VeriFone nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated by this Agreement, except that VeriFone has employed Lehman Brothers Inc. as its financial advisor.

(k)   Financing. VeriFone has obtained a commitment from JP Morgan Securities Inc. and Lehman Brothers Inc. to provide financing in connection with the transactions contemplated by this Agreement (the “Financing Commitment”). The Financing Commitment is in full force and effect as of the date of this Agreement. The Financing Commitment provides commitment for, together with cash on hand, all funds necessary for VeriFone to consummate the transactions contemplated by this Agreement.

(l)    Compliance with Laws. The businesses of each of VeriFone and its Subsidiaries have not been conducted in violation of any Law, except for violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a VeriFone Material Adverse Effect. No investigation or review by any Governmental Entity with respect to VeriFone or any of its Subsidiaries is pending or, to the knowledge of VeriFone’s executive officers, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a VeriFone Material Adverse Effect.

(m)  No Other Representations and Warranties. Except for the representations and warranties of VeriFone and Merger Sub contained in this Agreement, VeriFone and Merger Sub are not making and have not made, and no other Person is making or has made on behalf of VeriFone or Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and no Person is authorized to make any such representations and warranties on behalf of VeriFone or Merger Sub.

ARTICLE VI

Covenants

6.1.          Interim Operations. (a) Lipman covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time (unless VeriFone shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement) and except as required by applicable Laws, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present employees and agents. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as VeriFone may approve in writing or (C) as set forth in Section 6.1 of the Lipman Disclosure Letter, Lipman will not and will not permit its Subsidiaries to:

(i)          adopt or propose any change in its articles of association or other applicable governing instruments, except in accordance with Section 6.18(a) hereof;

(ii)         merge or consolidate itself or any of its Subsidiaries with any other Person, except for any such transactions among its wholly-owned Subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii)        acquire assets outside of the ordinary course of business from any other Person with a value or purchase price in the aggregate in excess of $2 million in any transaction or series of related transactions, other than acquisitions pursuant to Contracts in effect as of the date of this Agreement and set forth in the Lipman Disclosure Letter;

(iv)       issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any its Subsidiaries (other than the issuance of shares by a wholly-owned Subsidiary to it or another of its wholly-owned Subsidiaries), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, except for the options that are planned to be granted under the

Lipman 2006 Share Incentive Plan as set forth in Section 5.1(b)(i) of the Lipman Disclosure Letter;

(v)        create or incur any Lien material to it or any of its Subsidiaries on any of its assets or any of its Subsidiaries;

(vi)       make any loans, advances or capital contributions to or investments in any Person (other than between itself and any of its direct or indirect wholly-owned Subsidiaries);

(vii)      declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for the Special Cash Dividend or dividends or other distributions by any direct or indirect wholly-owned Subsidiary to Lipman or to any wholly-owned Subsidiary of Lipman) or enter into any agreement with respect to the voting of its capital stock;

(viii)     reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(ix)        incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or of any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices (x) not to exceed $10 million in the aggregate or (y) in replacement of existing indebtedness for borrowed money on terms substantially consistent with or more beneficial than the indebtedness being replaced, or (B) guarantees incurred in compliance with this Section 6.1 by it of indebtedness of its wholly-owned Subsidiaries or (C) interest rate swaps on customary commercial terms consistent with past practice and in compliance with its risk management policies in effect on the date of this Agreement and not to exceed $10 million of notional debt in the aggregate;

(x)         except as set forth in the capital budgets set forth in Section 6.1(a)(x) of the Lipman Disclosure Letter and consistent therewith, make or authorize any capital expenditure in excess of $5 million in the aggregate;

(xi)        make any changes with respect to accounting policies or procedures, except as required by changes in applicable generally accepted accounting principles;

(xii)       other than the Israeli Tax Assessment (as defined 5.1(n) of the Lipman Disclosure Letter) settle any litigation or other proceedings before a Governmental Entity other than a settlement reimbursable from insurance or calling solely for a cash payment in an amount less than $5 million and including a full release of Lipman and its affiliates, as applicable;

(xiii)      except in connection with the filing with the ITA of the Stock Option Plan (November 2004), make any material Tax election or make any application with any Governmental Entity or, except as set forth in Section 6.15, seek any tax ruling from a Governmental Entity, if there is a risk that such ruling may result in any terms, restrictions, liabilities or obligations being imposed on Lipman (or any Lipman Subsidiary) or its shareholders (including VeriFone);

(xiv)      transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its assets, product lines or businesses or of its Subsidiaries, including capital stock of any of its Subsidiaries and sales of obsolete assets and except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $5 million in the aggregate, other than pursuant to Contracts in effect as of the date of this Agreement;

(xv)       except as required pursuant to Contracts in effect as of the date of this Agreement and set forth in Section 5.1(h)(i) of the Lipman Disclosure Letter, or as otherwise required by applicable Law, (i) grant or provide any severance or termination payments or benefits to any of its director, officer or employee or of any of its Subsidiaries, except in the ordinary course of business consistent with past practice, (ii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any of its director, officer or employee or of any of its Subsidiaries, except in the ordinary course of business consistent with past practice, (iii) establish, adopt, amend or terminate any of its benefit plans or amend the terms of any outstanding equity-based awards, (iv) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any of its benefit plans, to the extent not already provided in any such benefit plans, (v) change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP; or (vi) forgive any loans to any of its or of any of its Subsidiaries’ directors, officers or employees;

(xvi)      take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(xvii)     take any action that would reasonably be expected to result in a material increase in Tax liability (or a corresponding loss of Tax attributes) other than in the ordinary course of business; or

(xviii)    agree, authorize or commit to do any of the foregoing.

(b)   Lipman shall, prior to making any written or oral communications to any of its or of any of its Subsidiaries’ directors, officers or employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, provide VeriFone with a copy of the intended communication and provide VeriFone a reasonable period of time to review and comment on the communication, and the parties hereto shall cooperate in providing any such mutually agreeable communication.

(c)   VeriFone covenants and agrees as to itself and its Significant Subsidiaries that, after the date hereof and prior to the Effective Time (unless Lipman shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement) and except as required by applicable Laws, VeriFone will not:

(i)          adopt or propose any change in its certificate of incorporation;

(ii)         merge or consolidate itself or any of its Significant Subsidiaries with any other Person, except for any such transactions among its wholly-owned Subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii)        declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly-owned Subsidiary to it or to any other direct or indirect wholly-owned Subsidiary);

(iv)       reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(v)        take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(vi)       agree, authorize or commit to do any of the foregoing.

6.2.          Acquisition Proposals.

(a)   No Solicitation or Negotiation. Lipman agrees that, except as expressly permitted by this Section 6.2,  until the earlier of (i) the termination of this Agreement pursuant to its terms and (ii) the Effective Time, neither it nor any of its Subsidiaries nor any of their respective officers and directors shall, and that it shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ employees, investment bankers, attorneys, accountants, and other agents, advisors or representatives (such officers, directors, employees, investment bankers, attorneys, accountants and other agents, advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i)          initiate, solicit or knowingly encourage any inquiry or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined below);

(ii)         engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person who has made or proposed to make, any Acquisition Proposal; or

(iii)        otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary prior to the time, but not after, the Requisite Lipman Vote is obtained, Lipman may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if Lipman receives from the Person so requesting such information an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (as defined in Section 9.7) and promptly discloses (and, if applicable, provides copies of) any such information to VeriFone to the extent not previously provided; (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal; or (C) after having complied with Section 6.2(c), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (A), (B) or (C) above, the board of directors of Lipman determines in good faith after consultation with outside legal counsel and financial advisors that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, and (y) in each such case referred to above, the board of directors of Lipman has determined in good faith based on the information then available and after consultation with its legal counsel and financial advisor that such Acquisition Proposal either constitutes, or is reasonably likely to constitute, a Superior Proposal (as defined below).

(b)   Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction outside the ordinary course of business involving Lipman or any of its Significant Subsidiaries; or (ii) any proposal or offer to acquire in any manner, directly or indirectly, 20% or more of the total voting power of the equity securities of Lipman or 20% or more of the consolidated total assets (including, without limitation, equity interests in Lipman’s Subsidiaries) of Lipman, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal involving all or a substantial majority of the assets (on a consolidated basis) or at least

50% of the total voting power of the equity securities of Lipman, that its board of directors has determined in its good faith judgment after consultation with outside legal counsel and financial advisors that is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to Lipman’s shareholders from a financial point of view to such shareholders, than the transaction contemplated by this Agreement (including the Special Cash Dividend and after taking into account any revisions to the terms of the transaction contemplated by this Agreement agreed to by VeriFone pursuant to Section 6.2(c) of this Agreement).

(c)   No Change in Recommendation or Alternative Acquisition Agreement. The board of directors of Lipman and any committee thereof shall not:

(i)          Except as permitted by this Section 6.2, withhold or withdraw, or qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner reasonably likely to be adverse to VeriFone, the Lipman Recommendation with respect to the Merger (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal at any time beyond twenty (20) business days after the first public announcement of such Acquisition Proposal shall be considered an adverse modification); or

(ii)         except as expressly permitted by, and after compliance with, Section 8.3(a) hereof, cause or permit Lipman to enter into or approve any letter of intent, terms sheet, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a)) (an “Alternative Acquisition Agreement”) for any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Lipman Vote is obtained, the board of directors of Lipman may withhold, withdraw or qualify or modify the Lipman Recommendation in a manner reasonably likely to be adverse to VeriFone or approve, recommend or otherwise declare advisable any Superior Proposal made after the date hereof that was not solicited, initiated, encouraged or facilitated in breach of this Agreement, if but only if the board of directors of Lipman determines in good faith, after consultation with outside counsel and financial advisors, that the failure to take such action would not be consistent with its fiduciary obligations under applicable Law (a “Change of Recommendation”); provided, however, that no Change of Recommendation may be made until after at least 48 hours following VeriFone’s receipt of notice from Lipman advising that management of Lipman currently intends to recommend to its board of directors that it take such action and the basis therefor, including all necessary information under Section 6.2(e). In determining whether to make a Change of Recommendation in response to a Superior Proposal or otherwise, the Lipman board of directors shall take into account any changes to the terms of this Agreement proposed by VeriFone and any other information provided by VeriFone in response to such notice. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.2, including with respect to the notice period referred to in this Section 6.2(c).

(d)   Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit Lipman from complying with its disclosure obligations under Israeli or U.S. federal law with regard to an Acquisition Proposal; provided, however, that if VeriFone reasonably determines that such disclosure has the effect of withdrawing or adversely modifying the Lipman Recommendation, VeriFone shall have the right to terminate this Agreement as set forth in Section 8.4.

(e)   Notice. Lipman agrees that it will promptly (and, in any event, within 24 hours) notify VeriFone if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, and subject to any applicable confidentiality obligations, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep VeriFone informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in Lipman’s intentions as previously notified.

6.3.          Information Supplied. (a)    VeriFone shall, with the full cooperation of Lipman, prepare and file with the SEC, the Prospectus/Proxy Statement (as defined below), and VeriFone shall prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by VeriFone in connection with the issuance of shares of VeriFone Common Stock in the Merger (including the joint proxy statement and prospectus (the “Prospectus/Proxy Statement”) constituting a part thereof) (the “S-4 Registration Statement”) in each case as promptly as reasonably practicable following the date of this Agreement. VeriFone and Lipman each shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Prospectus/Proxy Statement to the shareholders of each of Lipman and VeriFone. VeriFone shall also use its reasonable best efforts to satisfy prior to the effective date of the S-4 Registration Statement all necessary state securities law or “blue sky” notice requirements in connection with the Merger and to consummate the other transactions contemplated by this Agreement and will pay all expenses incident thereto. In addition, no filing of, or amendment or supplement to the Prospectus/Proxy Statement or the S-4 Registration Statement shall be made by VeriFone without providing Lipman with the reasonable opportunity to review and comment thereon and without the prior consent of Lipman, which consent shall not be unreasonably withheld or delayed. VeriFone will promptly advise Lipman of the receipt of any comments from the SEC to the S-4 Registration Statement and when the S-4 Registration Statement or any amendment thereto has become effective, and VeriFone will furnish Lipman with copies of all such documents.

(b)   Lipman and VeriFone each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the times of the meeting of shareholders of each of Lipman and VeriFone to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Lipman and VeriFone will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of (i) the Securities Act and the rules and regulations thereunder, (ii) the Exchange Act; (iii) the rules and regulations of the NYSE; and (iv) the requirements of the Israeli Companies Law and the Israeli Securities Law.

6.4.          Merger Proposal. (a) As promptly as practicable after the execution and delivery of this Agreement: (i) each of Lipman and Merger Sub shall cause a merger proposal (in the Hebrew language) substantially in the form attached as Exhibit D (each, a “Merger Proposal”) to be executed in accordance with Section 316 of the Israeli Companies Law; (ii) Lipman and Merger Sub shall call the Lipman Shareholders Meeting (as defined in Section 6.5) and a general meeting of Merger Sub’s shareholder, respectively, and (iii) Lipman and Merger Sub shall jointly deliver the Merger Proposals to the Companies Registrar within three (3) days from the calling of such shareholders’ meetings. Each of Lipman and Merger Sub shall cause a copy of its Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar and shall promptly inform its respective non-secured creditors, if any, of its Merger Proposal and its contents in accordance with Section 318 of the Israeli Companies Law and the regulations promulgated thereunder.

(b)   Promptly after Lipman and Merger Sub shall have complied with the preceding paragraph and with subsections (i) and (ii) below, but in any event no more than three (3) business days following the date on which such notice was sent to the creditors, Lipman and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Israeli Companies Law and the regulations promulgated thereunder. In addition to the above, each of Lipman and, if applicable, Merger Sub, shall:

(i)          Publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Lipman’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as Lipman or Merger Sub, as applicable, may determine, in (A) two (2) daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in New York City, no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, and (C) if required, in such other manner as may be required by applicable law and regulations;

(ii)         Within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Israeli Companies Law) that Lipman or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in subsection (i) above; and

(iii)        Send to the “workers committee” or display in a prominent place at Lipman’s premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in subsection (i)(A) above), no later than three business days following the day on which the Merger Proposal was submitted to the Companies Registrar.

6.5.          Lipman Shareholders Meeting. Lipman will take, in accordance with applicable law and its articles of association, all action necessary to convene a meeting of holders of Shares (the “Lipman Shareholders Meeting”) as promptly as practicable after the S-4 Registration Statement is declared effective by the SEC to consider and vote for the approval of this Agreement, the Merger, the Articles Amendment (as such term is hereinafter defined) and the other transactions contemplated hereunder and to cause such vote to be taken. Subject to Section 6.2 hereof, Lipman’s board of directors shall recommend such approval and shall take all lawful action to solicit such approval. Subject to the notice requirements of the Israeli Companies Law and the rules and regulations promulgated thereunder and the Articles of Association of Lipman, the Lipman Shareholders Meeting shall be held (on a date selected by Lipman and consented to by VeriFone) as promptly as practicable after the date hereof. Pursuant to the terms of this Section 6.5, Lipman shall use reasonable best efforts to solicit from its shareholders proxies in favor of the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement. Lipman shall call, notice, convene, hold, conduct and solicit all proxies in connection with, the Shareholder Meeting in compliance with all applicable legal requirements, including the Israeli Companies Law, the Israeli Securities Law, the Articles of Association of Lipman, and the rules of NASDAQ. In the event that VeriFone, or any person or entity referred to in Section 320(c) of the Israeli Companies Law in connection with VeriFone, shall cast any votes in respect of this

Agreement, the Merger or the other transactions contemplated by this Agreement, VeriFone shall, prior to such vote, disclose to Lipman the respective interests of VeriFone or such person or entity in such shares so voted. At the Shareholder Meeting, VeriFone and Merger Sub shall cause any Shares then owned by them and their subsidiaries to be voted in favor of the approval of this Agreement, the Merger and the other transactions contemplated by this Agreement. Lipman may adjourn or postpone the Shareholder Meeting: (i) if and to the extent necessary to provide any necessary supplement or amendment to the Prospectus/ Proxy Statement to Lipman’s shareholders in advance of a vote on this Agreement, and the Merger and the other transactions contemplated by this Agreement; or (ii) if, as of the time for which the Shareholder Meeting is originally scheduled (as set forth in the Prospectus/ Proxy Statement), there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholder Meeting. Lipman’s obligation to call, give notice of, convene and hold the Shareholder Meeting in accordance with this Section 6.5 shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Lipman of any Acquisition Proposal.

6.6.          Filings; Other Actions; Notification. (a)          Lipman and VeriFone each shall use its reasonable best efforts to cause to be delivered to the directors of each party a letter of its independent auditors, dated (i) the date on which the S-4 Registration Statement shall become effective and (ii) the Closing Date, and addressed to the other party and its directors, in form and substance customary for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.

(b)   Subject to the terms and conditions set forth in this Agreement, Lipman and VeriFone shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

(c)   Subject to applicable Laws relating to the exchange of information, VeriFone shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that VeriFone and Lipman shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to VeriFone or Lipman, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Prospectus/Proxy Statement). In exercising the foregoing rights, each of Lipman and VeriFone shall act reasonably and as promptly as practicable.

(d)   Lipman and VeriFone each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/Proxy Statement, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of VeriFone, Lipman or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(e)   Subject to applicable Law and the instructions of any Governmental Entity, Lipman and VeriFone each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by VeriFone or Lipman, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. Lipman and VeriFone each shall give prompt notice to the other of any change that is reasonably likely to result in a Lipman Material Adverse Effect or a VeriFone Material Adverse Effect, respectively or of any failure to the other party’s conditions to effect the Merger. Neither Lipman nor VeriFone shall permit any of its officers or any other representatives or agents to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(f)    Each of VeriFone and Lipman shall as promptly as practicable following the date hereof make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby and thereafter make any other submissions required under the HSR Act. Each of the parties agrees that it shall promptly take, in order to consummate the transactions contemplated hereby, all actions necessary (i) to secure the expiration or termination of any applicable waiting period under the HSR Act (the “HSR Clearance”) and/or to resolve any objections asserted by any Governmental Authority with respect to the transactions contemplated hereby under any antitrust Law or the Federal Trade Commission Act (each, an “Objection”), and (ii) to prevent the entry of, and to have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order that would prevent, prohibit, restrict or delay the consummation of the merger, in each case; provided however that notwithstanding anything to the contrary herein, nothing in this Agreement shall require VeriFone or any of its Subsidiaries to (i) agree to or to effect any divesture, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict its ownership or operation of, any material business, assets, operations, product lines or interest therein of VeriFone or its Subsidiaries or of Lipman and its Subsidiaries, (ii) agree to any material changes (including, without limitation, through a licensing arrangement that would constitute a material change) or restriction on, or other impairment of VeriFone’s ability to own or operate, of any such assets, licenses, product lines, businesses or interests therein or VeriFone’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of the Surviving Corporation; (iii) enter into, amend, or agree to enter into or amend, any material Contracts of VeriFone or its Subsidiaries or of Lipman and its Subsidiaries, (iv) otherwise waive, abandon or alter any material rights or obligations of VeriFone or its Subsidiaries or of Lipman and its Subsidiaries or (v) file or defend any lawsuit, appeal any judgment or order or contest any injunction issued in a proceeding initiated by a Governmental Entity, which in any case in clauses (i) through (v) above would, in VeriFone’s reasonable judgment, be materially adverse to the ongoing business operations of VeriFone or any of its Significant Subsidiaries on the one hand or Lipman and its Subsidiaries taken as a whole on the other hand. Each of the parties shall respond to and seek to resolve as promptly as practicable any Objections that are raised.

6.7.          Taxation. Within 62 days from the date hereof, Lipman shall enter into a settlement agreement of the Israeli Tax Assessment and with respect to any potential Israeli income Tax liability for the Tax years 2001, 2002, and 2003 and will use its best efforts to negotiate a settlement which imposes the lowest tax liability that is reasonable in the circumstances and that, in any event, does not include any restrictions on the Surviving Corporation and that does not impose upon Lipman a total liability greater than NIS 18 million (such settlement that does not include any such restrictions or impose total liability greater than such amount, the “Tax Settlement”).

6.8.          Access. Subject to applicable Law, upon reasonable notice, Lipman and VeriFone each shall (and shall cause its Subsidiaries to) afford the other’s Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.8 shall affect or be deemed to modify any representation or warranty made by Lipman, VeriFone or Merger Sub herein, and provided, further, that the foregoing shall not require Lipman or VeriFone (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of Lipman or VeriFone, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if Lipman or VeriFone, as the case may be, shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of Lipman or VeriFone, as the case may be, or any of its Subsidiaries. All requests for information made pursuant to this Section 6.8 shall be directed to the executive officer or other Person designated by

Lipman or VeriFone, as the case may be. All such information shall be governed by the terms of the Confidentiality Agreement.

6.9.          Affiliates. Prior to the date of the Shareholders Meeting, VeriFone shall deliver to Lipman a list of names and addresses of those Persons who are, in the opinion of the VeriFone, as of the time of the Shareholders Meeting referred to in Section 6.5, “affiliates” of Lipman within the meaning of Rule 145 under the Securities Act. Lipman shall provide to VeriFone such information and documents as VeriFone shall reasonably request for purposes of preparing such list. There shall be added to such list the names and addresses of any other Person subsequently identified by either VeriFone or Lipman as a Person who may be deemed to be such an affiliate of Lipman; provided, however, that no such Person identified by VeriFone shall be on the final list of affiliates of Lipman if VeriFone shall receive from Lipman, on or before the date of the Shareholders Meeting, an opinion of counsel reasonably satisfactory to VeriFone to the effect that such Person is not such an affiliate. Lipman shall exercise its reasonable best efforts to deliver or cause to be delivered to VeriFone, prior to the date of the Shareholders Meeting, from each affiliate of Lipman identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit E (the “Affiliates Letter”). VeriFone shall not be required to maintain the effectiveness of the S-4 Registration Statement or any other registration statement under the Securities Act for the purposes of resale of VeriFone Common Stock by such affiliates received in the Merger and VeriFone may direct the Exchange Agent not to issue certificates representing VeriFone Common Stock received by any such affiliate until VeriFone has received from such Person an Affiliates Letter. VeriFone may issue certificates representing VeriFone Common Stock received by such affiliates bearing a customary legend regarding applicable Securities Act restrictions and the provisions of this Section 6.9.

6.10.        Stock Exchange Listing and De-listing. VeriFone shall use its reasonable best efforts to cause the shares of VeriFone Common Stock to be issued in the Merger to be approved for listing on the NYSE subject to official notice of issuance, prior to the Closing Date and to list such shares on the Tel Aviv Stock Exchange. The Surviving Corporation shall use its reasonable best efforts to cause the Shares to de-list from the Tel Aviv Stock Exchange, no longer be quoted on the NASDAQ and de-registered under the Exchange Act as soon as practicable following the Effective Time.

6.11.        Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter Lipman and VeriFone each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Government Entity.

6.12.        Expenses. Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the S-4 Registration Statement and printing and mailing the Prospectus/Proxy Statement and the S-4 Registration Statement shall be shared equally by VeriFone and Lipman.

6.13.        Other Actions by Lipman and VeriFone.

(a)   Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of VeriFone and Lipman and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(b)   Dividends. Lipman shall coordinate with VeriFone the declaration, setting of record dates and payment dates of dividends on Shares so that holders of Shares do not receive dividends on both Shares and VeriFone Common Stock received in the Merger in respect of any calendar quarter or fail to receive a dividend on either Shares or VeriFone Common Stock received in the Merger in respect of any calendar quarter.

(c)   Section 16 Matters. The board of directors of VeriFone shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt (i) the conversion of Shares or Lipman Options into VeriFone Common Stock or options to purchase VeriFone Common Stock, as the case may be, and (ii) the acquisition of VeriFone Common Stock pursuant to the terms of this Agreement by officers and directors or employees of Lipman who may become subject to the reporting requirements of Section 16(a) of the Exchange Act.

6.14.        VeriFone Stockholders Meeting.

(a)   VeriFone will take, in accordance with applicable law stock exchange listing rules and its certificate of incorporation and by-laws, all action necessary to convene a meeting of holders of VeriFone Common Stock (the “VeriFone Stockholders Meeting”) as promptly as practicable after the S-4 Registration Statement is declared effective to consider and vote for the approval of the issuance of VeriFone Common Stock in the Merger and to cause such vote to be taken. VeriFone’s board of directors shall recommend such approval and VeriFone shall take all lawful action to solicit such approval. Subject to the notice requirements of the Exchange Act and the rules and regulations promulgated thereunder and the certificate of incorporation and bylaws of VeriFone, the VeriFone Stockholders Meeting shall be held as promptly as practicable after the date hereof. Pursuant to the terms of this Section 6.14, VeriFone shall use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of VeriFone Common Stock in the Merger. VeriFone shall call, notice, convene, hold, conduct and solicit all proxies in connection with the VeriFone Stockholders Meeting in compliance with all applicable legal requirements, including the Exchange Act, the certificate of incorporation and bylaws of VeriFone, and the rules of the NYSE. VeriFone may adjourn or postpone the VeriFone Stockholders Meeting: (i) if and to the extent necessary to provide any necessary supplement or amendment to the Prospectus/ Proxy Statement to VeriFone’s stockholders in advance of a vote on the issuance of the VeriFone Common Stock in the Merger; or (ii) if, as of the time for which the VeriFone Stockholder Meeting is originally scheduled (as set forth in the Prospectus/ Proxy Statement), there are insufficient shares of VeriFone Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the VeriFone Stockholders Meeting.

Promptly after the occurrence or waiver of all other conditions for Closing Merger Sub shall hold its general meeting, and VeriFone (as the sole shareholder of Merger Sub) shall approve this Agreement, the Merger and the other transactions contemplated by this Agreement at such general meeting.

6.15.        Israeli Approvals.

(a)           Government Filings. Each party to this Agreement shall use all reasonable efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such party to, or filed by such party with, any Israeli Governmental Entity with respect to the Merger. Lipman and VeriFone shall use all reasonable efforts to obtain, as promptly as practicable after the date of this Agreement, the Investment Center Approval, the Israeli Land Authority Approval and any other consents and Approvals that may be required pursuant to Israeli Legal Requirements in connection with the Merger and to provide the OCS Notification and the Marketing Fund Notification. In this connection VeriFone shall provide to the Investment Center and to the OCS any information, and shall execute any undertakings, customarily requested by such authorities as a condition to the Investment Center Approval and as may be required by the OCS following the OCS Notification.

(b)           Legal Proceedings. Lipman and VeriFone each shall: (i) give the other parties prompt notice of the commencement of any legal proceeding by or before any Israeli Governmental Entity with respect to the Merger; (ii) keep the other parties informed as to the status of any such legal proceeding; and (iii) promptly inform the other parties of any communication to the Commissioner of Israeli Restrictive Trade Practices,

the Investment Center, the Israeli Securities Authority, the Israeli Tax Authority, the Companies Registrar or any other Israeli Governmental Entity regarding the Merger. Lipman and VeriFone will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli legal proceeding relating to the Merger pursuant to a joint defense agreement separately agreed to. In addition, except as may be prohibited by any Israeli Governmental Entity or by any Israeli Legal Requirement, in connection with any such legal proceeding under or relating to the Israeli Restrictive Trade Practices Law or any other Israeli antitrust or fair trade law, Lipman and VeriFone will permit authorized representatives of the other party to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Israeli Governmental Entity in connection with any such legal proceeding.

(c)           Israeli Tax Rulings.

(i)          As soon as reasonably practicable after the execution of this Agreement, Lipman shall instruct its Israeli counsel, advisors and accountants to prepare and file with the Israeli Tax Authority an application for a ruling confirming that the conversion or assumption by VeriFone of Lipman Options into options (the “Assumed Options”) to purchase shares of VeriFone Common Stock will not result in a taxable event with respect to such Lipman Options pursuant to Section 3(i) or Section 102 of the Ordinance, and with respect to such Lipman Options subject to Section 102, that the requisite holding period will be deemed to have begun at the time of the issuance of Lipman Options (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). Each of Lipman and VeriFone shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling. Subject to the terms and conditions hereof, Lipman shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Options Tax Ruling, as promptly as practicable.

(ii)         As soon as reasonably practicable after the execution of this Agreement, Lipman shall instruct its Israeli counsel, advisors and accountants to prepare and file with the Israeli Tax Authority an application for a ruling which will be in form and substance to VeriFone’s reasonable satisfaction that (x) with respect to holders of Shares of Lipman that are non-Israeli residents (as defined in the Ordinance), exempting VeriFone, Exchange Agent and Surviving Corporation from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement including, without limitation, the Merger Consideration, or clarifying that no such obligation exists; or (y) with respect to holders of Shares of Lipman that are

Israeli residents (as defined in the Ordinance): (a) exempting VeriFone, Exchange Agent and Surviving Corporation from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement including, without limitation, the Merger Consideration, or clarifying that no such obligation exists, or (b) clearly instructing VeriFone, Exchange Agent or Surviving Corporation how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of the Shares or Lipman Options from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Israeli Withholding Tax Ruling”), such ruling to be in form and substance to VeriFone’s reasonable satisfaction. Each of Lipman and VeriFone shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Withholding Tax Ruling. Subject to the terms and conditions hereof, Lipman shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Withholding Tax Ruling, as promptly as practicable. In the event that the Israeli Withholding Tax Ruling is not obtained until the Closing Date, Lipman shall instruct its Israeli counsel, advisors and accountants to promptly apply to the relevant Tax authorities for an extension of time with respect to the obligation to deduct or withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement (such extension, if granted by the Israeli Tax Authorities, will be defined in this Agreement as a “Withholding Tax Extension”), such Withholding Tax Extension to be in form and substance to VeriFone’s reasonable satisfaction. In the event that the Israeli Withholding Tax Ruling is not obtained at least seven (7) days prior to the date of Lipman shareholders Meeting, VeriFone shall provide to Lipman a written notice stating whether it has determined that it is required to withhold Israeli Tax at source from the Merger Consideration payable or otherwise deliverable pursuant to this Agreement to holders of Shares of Lipman that are non-Israeli residents (as this term is defined in the Ordinance), and such written determination shall be communicated to the holders of Shares of Lipman as soon as possible and in any event no later than five (5) days prior to the date of Lipman shareholders Meeting in accordance with applicable law. In the event that VeriFone determines that it is required to so withhold Israeli Tax at source and the approval of this Agreement by the shareholders of Lipman shall not have been obtained at the Lipman Shareholders Meeting, then Lipman shall not be required to pay the Expense Reimbursement in accordance with Section 8.5(b) upon termination of this Agreement.

(d)           TASE Listing. Promptly after the date of this Agreement, VeriFone shall take all actions necessary in order for the shares of VeriFone Common Stock to be listed on the TASE immediately prior to the Effective Time, and shall use its reasonable best efforts to obtain, prior to the Closing Date, the agreement of the TASE to list such shares of VeriFone Common Stock on the TASE, and Lipman shall cooperate with VeriFone with respect to such listing. VeriFone shall use its reasonable best efforts to maintain the listing of shares of VeriFone Common Stock on the TASE (or any successor thereof) and to comply, in all material respects, with any applicable rules and regulations of the ISA and TASE until the date which is at least three years after the Effective Time.

(e)           Israeli Securities Matters.

(i)          As soon as reasonably practicable after the execution of this Agreement, VeriFone shall, and Lipman shall cooperate with VeriFone to, (A) prepare and file with the Israeli Securities Authority an application for an exemption from the requirements of the Israeli Securities Law concerning the publication of a prospectus in respect of the conversion or assumption by VeriFone of Lipman Options as provided in Section 4.5, pursuant to Section 15D of the Israeli Securities Law (the “Israeli Securities Options Exemption”) and (B) prepare and file with the ISA a prospectus containing the Prospectus/Proxy Statement and any additional disclosures and that complies in form and substance with applicable Israeli law and regulations in connection with the issuance of shares of VeriFone Common Stock in the Merger (the “Israeli Prospectus” and, together with the Israeli Securities Options Exemption, the “Israeli Securities Fillings”). VeriFone and Lipman each shall use its reasonable best efforts to cause the ISA to issue a permit for the use of the Israeli Prospectus in connection with the Merger, and promptly thereafter mail the Israeli Prospectus to the shareholders of each of Lipman and VeriFone residing in Israel. In addition, no filing of, or amendment or supplement to the Israeli Prospectus shall be made by VeriFone without providing Lipman with the reasonable opportunity to review and comment thereon and without the prior consent of Lipman, which consent shall not be unreasonably withheld or delayed. VeriFone promptly will advise Lipman of the receipt of any comments from the ISA to the Israeli Prospectus and when any amendment thereto (if any) has been filed and VeriFone will furnish Lipman with copies of all such documents.

(ii)         Lipman and VeriFone each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) Israeli Prospectus will, at the time the Israeli Prospectus is filed in accordance with the applicable Israeli law and regulations, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Israeli Prospectus will, at the date of mailing to shareholders and at the times of the meeting of shareholders of each of Lipman and VeriFone to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(iii)        Each of VeriFone and Lipman shall reasonably cooperate with each other with respect to the preparation and filing of the Israeli Securities Fillings and in the preparation of any written or oral submission that may be necessary, proper or advisable to obtain the Israeli Securities Options Exemption. Subject to the terms and conditions hereof, VeriFone shall use its reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain the Israeli Securities Options Exemption as promptly as practicable, and no later than two (2) days prior to the date that the Prospectus/ Proxy Statement is mailed to the holders of Shares.

(f)            Regulatory Filings. Each of Lipman and VeriFone shall cause all documents that it is responsible for filing with any Governmental Entity under this Section 6.15 to comply as to form and substance in all material respects with the applicable Law. Whenever any event occurs which is required to be set forth in an amendment or supplement to any such document or filing, Lipman or VeriFone, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the applicable Government Entity, such amendment or supplement.

(g)           Lipman and VeriFone shall cooperate with one another to confirm the accuracy of the warranty set forth in the penultimate sentence of Section 5.1(n)(ii) as follows: (a) Lipman shall approach the OCS in order to request a confirmation from the OCS that the products currently manufactured and sold by Lipman, do not directly or indirectly make use of any OCS Funded Technology; (b) in the event that Lipman determines in its sole discretion that it will not be able to obtain such OCS confirmation for any reason, Lipman shall either, as Lipman shall elect in its sole discretion, enable VeriFone to conduct its own review and examination, or enable a third-party jointly selected by VeriFone and Lipman to conduct such review and examination, in order to confirm the same, to VeriFone’s reasonable satisfaction.

6.16.        VeriFone’s Actions with Respect to Financing. VeriFone shall not amend, terminate or waive any provisions under the Financing Commitment in a manner that would or take any other action that would adversely affect VeriFone’s ability to timely consummate the transactions contemplated by this Agreement without the prior written consent of Lipman, which shall not be unreasonably withheld or delayed; provided, however, that VeriFone may in its sole discretion arrange substitute financing or financings sufficient to allow VeriFone to finance the transactions contemplated by this Agreement so long as such substitute arrangement would not (a) adversely affect VeriFone’s ability to timely consummate the transactions contemplated by this Agreement, or (b) change the amount or form of consideration payable hereunder. VeriFone will give prompt notice to Lipman of any substitute arrangement which will, upon such notice, become the “Financing Commitment” hereunder.

6.17.        Lipman’s Cooperation with Financing.

Prior to the Closing, Lipman shall, and shall cause its Subsidiaries to, cooperate with VeriFone in connection with the financing of the transactions contemplated by this Agreement, including the financing contemplated by the Financing

Commitment or any substitute financing, and the syndication and/or placement of such financing. Without limiting the generality of the foregoing, Lipman shall, and shall cause its Subsidiaries to, upon reasonable request, (a) furnish the report of Lipman’s auditor on the most recent audited consolidated financial statements of Lipman and its Subsidiaries and the consent of such auditor to the use of such report; (b) furnish any additional financial statements, schedules or other financial data relating to Lipman and its Subsidiaries available to Lipman and reasonably requested by VeriFone; (c) furnish reasonable management and legal representations and certifications of senior officers of Lipman to auditors; (d) make senior officers of Lipman and its Subsidiaries available to attend meetings with prospective lenders and investors in presentations, other meetings and due diligence sessions at such times as coordinated reasonably in advance thereof; (e) make available the employees and advisors of Lipman and its Subsidiaries at such times as coordinated reasonably in advance thereof, to provide reasonable assistance in the preparation of business projections, financing documents and offer materials; (f) assist in the preparation of one or more confidential information memoranda and other marketing materials reasonably requested by VeriFone; and (g) permit VeriFone’s use of Lipman’s and its Subsidiaries’ logos for syndication of financing.

6.18.        Indemnification; Directors’ and Officers’ Insurance.

(a)   From and after the Effective Time, VeriFone will cause the Surviving Corporation to fulfill and honor, subject to any limitations under applicable law, in all respects the obligations of Lipman pursuant to the indemnification agreements in the form provided in Schedule 6.18(a) of Lipman Disclosure Letter (the “New Indemnification Letters”) as shall be in effect prior to the Effective Time, which New Indemnification Letters shall be entered into between Lipman and its current and former directors and officers (the “Indemnified Parties”), subject to and immediately after the approval by the general meeting of the shareholders of Lipman of the Amendment of Lipman’s Articles of Association in the form provided in Schedule 6.18(a) of the Lipman Disclosure Letter (the “Articles Amendment”).

(b)   VeriFone, from and after the Effective Time and for a period of seven years following the Effective Time, undertakes to cause the Surviving Corporation to fulfill and honor in all respects such undertakings of Lipman pursuant to the New Indemnification Letters.

(c)   VeriFone shall cause the Surviving Corporation to and the Surviving Corporation shall maintain a policy or policies of officers’ and directors’ liability insurance for acts and omissions occurring prior to the Effective Time (“D&O Insurance”) with coverage in amount and scope at least as favorable as Lipman’s existing directors’ and officers’ liability insurance coverage for a period of seven years after the Effective Time; provided, however, that, if the existing D&O Insurance expires, is terminated or cancelled, or if the annual premium therefor is increased to an amount in excess of 150% of the last annual premium paid prior to the date of this Agreement (such amount, as stated in Section 6.18(a) of the Lipman Disclosure Letter, the “Current Premium”), in each case during such five year period, the Surviving Corporation will use commercially reasonable efforts to obtain D&O Insurance in such amount and scope as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 150% of the Current Premium and provided, further however, that in lieu of such coverage, VeriFone may substitute a prepaid “tail” policy for such coverage, which it may cause Lipman to obtain prior to the Closing.

(d)   Following the Merger, VeriFone shall cause the Surviving Corporation to keep in effect for six years after the Effective Time all provisions in the Surviving Corporation’s memorandum of association and articles of association that provide for exculpation of director and officer liability and indemnification (and advancement of expenses related thereto) of the past and present officers and directors of Lipman at least to the extent that are presently indemnified by Lipman and any such provisions shall not be amended except as either required by applicable Law or to make changes permitted by Law that would not adversely effect the rights of past or present officers and directors to indemnification and advancement of expenses.

(e)   If VeriFone or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of VeriFone shall assume all of the obligations set forth in this Section 6.18.

(f)    The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives, notwithstanding any release executed by any Indemnified Party in connection with his or her departure from Lipman or its Subsidiaries unless a release of the provisions of this Section is specifically provided for in such release.

6.19.        Merger Sub Obligations. VeriFone shall cause Merger Sub to comply with all of its obligations under this Agreement.

6.20.        Special Cash Dividend. In order to dispose of the Unwanted Assets, following the date on which the Lipman Requisite Vote is received at the Lipman Shareholders Meeting and prior to the Effective Time, which such time shall be in Lipman’s sole discretion, Lipman shall declare a special cash dividend per Share in an amount to be equal to the maximum amount of cash reserves of Lipman that may be distributed by Lipman in the form of a dividend pursuant to applicable Law and without Tax being imposed on, or payable by, Lipman (the “Special Cash Dividend”), provided, however, that in no circumstance shall the amount of the Special Cash Dividend be less than an aggregate amount of $23 million. The Special Cash Dividend shall be payable before the Effective Time to holders of record of outstanding Shares as of a record date that is prior to the Effective Time set by the Lipman board of directors, after consultation with VeriFone. Lipman shall withhold any applicable Taxes with respect to the Special Cash Dividend.

6.21.        Employee Benefits. (a) VeriFone agrees that it shall cause the Surviving Corporation to maintain all Lipman Benefit Plans in accordance with their terms as in effect immediately before the Effective Time subject to any amendment or termination thereof that may be permitted by the terms of such plan and applicable Law. VeriFone agrees that commencing at the Effective Time and extending through the later to occur of 12 months after the Effective Time and December 31, 2007, it shall provide or cause to be provided to those individuals who as of the Effective Time are employees of Lipman and its Subsidiaries (the “Affected Employees”) compensation and employee benefits (excluding equity compensation awards or payments or benefits made by reason of the Merger and the other transactions contemplated by this Agreement) that are no less favorable in the aggregate than provided to the Affected Employees immediately before the Effective Time. Notwithstanding the foregoing, except as provided in this Agreement, nothing contained herein shall obligate VeriFone, the Surviving Corporation or any affiliate of either of them to (i) maintain any particular Lipman Benefit Plan, (ii) grant or issue any equity or equity-based awards or (iii) retain the employment of any Affected Employee. Notwithstanding the foregoing, VeriFone shall or shall cause the Surviving Corporation to continue until the second anniversary of the Effective Time, each Lipman Benefit Plan identified in Section 6.21 of Lipman Disclosure Letter without any change that is adverse to the participants therein as of the Effective Time.

(b)           For all purposes under the compensation and employee benefit plans, policies or arrangements of VeriFone and its Subsidiaries which by their terms provide benefits to any Affected Employees after the Effective Time (the “New Plans”), each Affected Employee shall receive credit for his or her service with Lipman and its affiliates before the Effective Time (including predecessor or acquired entities or any other entitles for which Lipman and its affiliates have given credit for prior service), for purposes of eligibility, vesting and benefit accrual (but not (i) for purposes of benefit accrual under defined benefit pension or other retirement plans or (ii) for any new program for which credit for benefit accrual for service prior to the effective date of such program is not given to similarly situated employees of VeriFone other than the Affected Employees) to the same extent that such Affected Employee was entitled, before the Effective Time, to credit for such service under any similar or comparable Lipman Benefit Plans (except to the extent such credit would result in a duplication of accrual of benefits). In addition, if Affected Employees or their dependents are included in any medical, dental, health or other welfare benefit plan, program or arrangement (a “Successor Plan”) other than the plan or plans in which they participated immediately prior to the Effective Time (a “Prior Plan”), each Affected Employee immediately shall be eligible to participate, without any waiting time, in any and all Successor Plans and such Successor Plans shall not include any restrictions, limitations or exclusionary provisions with respect to pre-existing conditions, exclusions, any actively-at-work requirements or any proof of insurability requirements (except to the extent such exclusions or requirements were applicable under any similar Prior Plan at the time of commencement of participation in such Successor Plan or were applicable to similarly situated employees of VeriFone), and any eligible expenses incurred by any Affected Employee and his or her covered dependents during the portion of the plan year of the Prior Plan ending on the date of the Affected Employee’s commencement of participation in this Successor Plan begins shall be taken into account under this Successor Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to the Affected Employee and his or her covered dependents for the applicable plan year as if these amounts had been paid in accordance with the Successor Plan.

6.22.        Leases with the Israeli Land Authority. Lipman shall use its best efforts after the date of this Agreement to: (i) obtain all permits, approvals and authorizations from any third party or Governmental Entity (including, without limitations, the local municipality and the Israel Land Authority) that are required in order to qualify the actual current use of each Real Estate Asset (as defined below) by Lipman as lawful and permitted; (ii) pay all taxes, levy and charges (including, without limitations, appreciation tax and permit fees (“hetel hashbacha” and “dmey heter”) required in order to qualify the actual current use of each Real Estate Asset by Lipman as lawful and permitted; (iii) obtain all approvals and permits (including, without limitations, all Tax approvals) required in order to lawfully register the rights in all of the Real Estate Assets in the name of Lipman in the records of the Israeli Land Administration and/or the Land Registration Chamber; and (iv) obtain all permits, approvals and documents required by applicable law in order to obtain the approval of the Land Authority Approval. Lipman shall promptly inform VeriFone of any claim, or legal proceeding commenced against it or any of its officers or directors in connection with the Real Estate Assets. Lipman shall take any action required to remove all mortgages, liens, encumbrances and any other third party rights of any kind whatsoever from the Real Estate Assets and the rights pertaining thereto. As used herein the term “Real Estate Assets” shall mean all real estate assets owned and/or purchased and/or leased by Lipman from the Israeli Land Authority, including, without limitations, the entire building in Ha’amal 11 St., Rosh-Ha’ayin, Israel and any land or property related thereto.

ARTICLE VII

Conditions

7.1.          Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)   Shareholder Approval. This Agreement, the Merger and the other transactions contemplated by this Agreement shall have been duly approved by (i) holders of Shares constituting the Requisite Lipman Vote and (ii) the sole shareholder of Merger Sub in accordance with applicable law and the articles of association of each such corporation and holders of the requisite majority of VeriFone Common Stock shall have approved the issuing of the VeriFone Common Stock to be delivered in the Merger.

(b)   NYSE Listing. The shares of VeriFone Common Stock issuable to Lipman shareholders pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

(c)   Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(d)   Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered after the date of this Agreement any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”).

(e)   S-4. The S-4 Registration Statement shall have become effective under the Securities Act, and the Israeli Prospectus shall have received the permit of the ISA. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

(f)    Israeli Governmental Entity Approvals. The following Israeli Governmental Entity approval to the extent required pursuant to Israeli legal requirements for the consummation of the Merger and the other transactions contemplated by this Agreement shall have been obtained:  the Investment Center Approval.

(g)   Israeli Statutory Waiting Periods. At least 50 days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least 30 days shall have elapsed after the approval of the Merger by the shareholders of Lipman and Merger Sub.

7.2.          Conditions to Obligations of VeriFone and Merger Sub. The obligations of VeriFone and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by VeriFone at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties. (i) The representations and warranties of Lipman set forth in the first sentence of Section 5.1(b)(i) shall be true and correct at and as of the Effective Time except in any de minimis respect; (ii) the representations and warranties of Lipman set forth in this Agreement that are qualified by a “Lipman Material Adverse Effect” or other materiality qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Effective Time as though made at and as of the Effective Time and (ii) the other representations and warranties of Lipman set forth in this Agreement which are not qualified by a “Lipman Material Adverse Effect” or other materiality qualification shall be true and correct at and as of the date of this Agreement and at and as of the Effective Time as though made at and as of the Effective Time, except for such failures to be true and correct as would not have, or not would reasonably be expected to have, individually or in the aggregate, a Lipman Material Adverse Effect, provided, however, that, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) or (iii), as applicable) only as of such date or period. In addition, VeriFone shall have received at the Closing a certificate signed by the Chief Executive Officer and Chief Financial Officer of Lipman to the effect that such Officers have read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b)           Performance of Obligations of Lipman. Lipman shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and VeriFone shall have received a certificate signed on behalf of Lipman by the Chief Executive Officer of Lipman to such effect.

(c)           No Restraints. There shall not be threatened in writing, instituted or pending any suit, action or proceeding in which a Governmental Entity of competent jurisdiction is seeking (i) an Order or (ii) to (A) prohibit, limit, restrain or impair VeriFone’s ability to own or operate or to retain or change all or a material portion of the assets, licenses, operations, rights, product lines, businesses or interest therein of Lipman or any of its Subsidiaries or other Affiliates from and after the Effective Time or any of the assets, licenses, operations, rights, product lines, businesses or interest therein of VeriFone or its Subsidiaries (including, without limitation, by requiring any sale, divestiture, transfer, license, lease, disposition of or encumbrance or hold separate arrangement with respect to any such assets, licenses, operations, rights, product lines, businesses or interest therein) or (B) prohibit or limit in any respect VeriFone’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation, and no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law deemed applicable to the Merger individually or in the aggregate resulting in, or that is reasonably likely to result in, any of the foregoing.

(d)           Governmental Consents. Other than the filing pursuant to Section 1.3, all other approvals or consents of any Governmental Entity required to be obtained in connection with the Merger and the consummation of the other transactions contemplated hereby by Lipman, VeriFone and Merger Sub (“Governmental Consents”) shall have been obtained. All Governmental Consents that have been obtained shall have been obtained without the imposition of any term, condition or consequence the acceptance of which would be reasonably likely to have a Lipman Material Adverse Effect or a VeriFone Material Adverse Effect (either before or after giving effect to the Merger and measuring “materiality” for purposes of determining a VeriFone Material Adverse Effect in terms of the level of adverse effect that would constitute a Lipman Material Adverse Effect if such effect were to occur with respect to a comparable amount of assets, licenses, operations, rights, product lines, businesses or interest therein of the Lipman and its Subsidiaries), or could reasonably be expected to substantially impair the benefits to VeriFone reasonably expected, as of the date hereof, to be realized from consummation of the Merger.

(e)           No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstances or development that has had, or is reasonably likely to have, a Lipman Material Adverse Effect.

(f)            Israeli Tax Status. Neither VeriFone nor Lipman shall have received any written or oral indication from the Investment Center or the Israeli income tax authorities to the effect that the consummation of the Merger will jeopardize or adversely affect the tax status and benefits of Lipman, including its Approved Enterprise tax status and its status as an industrial company, and VeriFone shall have received a certificate to such effect (only with respect to Lipman) signed on behalf of Lipman by the Chief Executive Officer and the Chief Financial Officer of Lipman.

(g)           Other Israeli Governmental Entity Approvals. The following Israeli Governmental Entity approvals of the consummation of the Merger and the other transactions contemplated by this Agreement shall have been obtained: the Israeli Land Authority Approval and the Israeli Securities Options Exemption.

(h)           Legal Opinion. VeriFone shall have received the opinion of Israeli counsel to Lipman, dated the Closing Date, in form and substance reasonably satisfactory to VeriFone.

(i)            Employment Letters. Not less than four of the Employment Letters shall have been entered into by the individuals identified in Schedule R-3, will be in full force and effect and shall not have been rescinded or purported to have been rescinded by an individual party to such Employment Letter.

(j)            Affiliates Letters. VeriFone shall have received an Affiliates Letter from each Person identified as an affiliate of Lipman pursuant to Section 6.9.

(k)           Accountant Letters. VeriFone shall have received, in form and substance reasonably satisfactory to VeriFone, from Ernst & Young Global the “comfort” letter described in Section 6.6.

(l)                                     Resignations. Each director of Lipman shall have delivered a resignation letter effective as of the Closing.

(m)                               Tax Settlement. The Tax Settlement shall have been entered and shall be in full force and effect and VeriFone shall have received a certificate from the Chief Financial Officer of Lipman, certifying that there are not any unresolved or undisclosed issues that would reasonably be expected to increase the risk that the Tax Settlement could subsequently be challenged by the Israeli Tax Authorities. For the purposes of this Section 7.2(m), “Tax Settlement” shall mean a Tax Settlement involving a payment not in excess of NIS 22.5 million.

7.3.                              Conditions to Obligation of Lipman. The obligation of Lipman to effect the Merger is also subject to the satisfaction or waiver by Lipman at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties. (i) The representations and warranties of VeriFone set forth in this Agreement which are qualified by a “VeriFone Material Adverse Effect” or materiality qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Effective Time as though made at and as of the Effective Time and (ii) the representations and warranties of VeriFone set forth in the Agreement which are not so qualified shall be true and correct at and as of the date of this Agreement and at and as of the Effective Time as though made at and as of the Effective Time, except for such failures to be true and correct as would not have individually or in the aggregate a VeriFone Material Adverse Effect; provided however, that with respect to clauses (i) and (ii) hereof representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i) and (ii), as applicable) only as of such date or period. In addition, Lipman shall have received at the Closing a certificate signed by the Chief Executive Officer and Chief Financial Officer of VeriFone to the effect that such Officers have read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b)         Performance of Obligations of VeriFone and Merger Sub. Each of VeriFone and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Lipman shall have received a certificate signed on behalf of VeriFone and Merger Sub by the Chief Executive Officer of VeriFone to such effect.

ARTICLE VIII

Termination

8.1.                              Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time,

whether before or after the approval by shareholders or stockholders of Lipman and VeriFone, respectively, referred to in Section 7.1(a), by mutual written consent of Lipman and VeriFone by action of their respective boards of directors.

8.2.                              Termination by Either VeriFone or Lipman. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either VeriFone or Lipman if (i) the Merger shall not have been consummated by November 30, 2006, whether such date is before or after the date of approval by the shareholders of Lipman or the stockholders of VeriFone; (the “Termination Date”), (ii) approval of this Agreement by the shareholders of Lipman shall not have been obtained at the Lipman Shareholders Meeting or at any adjournment or postponement thereof, (iii)  approval of the issuance of VeriFone Common Stock in the Merger  shall not have been obtained at the VeriFone Stockholders Meeting or (iv) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the shareholders of Lipman or stockholders of VeriFone); provided, that the right to terminate this Agreement pursuant to clause (i) of this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the Merger to be consummated.

8.3.                              Termination by Lipman. This Agreement may be terminated and the Merger may be abandoned by action of the board of directors of Lipman:

(a)          at any time prior to the time the Requisite Lipman Vote is obtained, if the board of directors of Lipman approves a Superior Proposal in accordance with Section 6.2(c) and authorizes Lipman to enter into a binding written agreement providing for such Superior Proposal and, prior to or simultaneous with entering into such agreement Lipman pays VeriFone in immediately available funds the Termination Fee required to be paid pursuant to Section 8.5;

(b)         at any time prior to the to the time the Requisite Lipman Vote is obtained, if a tender offer or exchange offer for outstanding Shares shall have been publicly disclosed (other than by VeriFone or an Affiliate of VeriFone) and the Lipman board recommends that the stockholders of Lipman tender their Shares in such tender or exchange offer or, within ten (10) business days after the commencement of such tender or exchange offer, the Lipman board fails to recommend unequivocally against acceptance of such offer;

(c)          at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement made by VeriFone or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or 7.3(b) cannot be satisfied and such breach or failure to be true is not curable or, if curable, is not curable by the Termination Date.

8.4.                              Termination by VeriFone. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of VeriFone:

(a)          if (A) the board of directors of Lipman shall have made a Change of Recommendation, (B) Lipman shall have failed to take a vote of shareholders on the Merger prior to the Termination Date or (C) the Lipman board of directors shall have recommended to the shareholders of Lipman any Acquisition Proposal;

(b)         there has been a breach of any representation, warranty, covenant or agreement made by Lipman in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or is not curable or, if curable, is not curable by the Termination Date; or

(c)          if Lipman or any of the other Persons described in Section 6.2 as a Representative of Lipman shall willfully or intentionally have taken any of the actions that would be proscribed by Section 6.2 but for the proviso therein allowing certain actions to be taken pursuant to clause (A), (B) or (C) of the proviso under the conditions set forth therein.

8.5.                              Effect of Termination and Abandonment. (a)  In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect (except for Section 6.12, this Section 8.5 and Article IX) with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful or intentional material breach of this Agreement and (ii) the provisions set forth in the second sentence of Section 9.1 shall survive termination of this Agreement.

(b)         In the event that this Agreement is terminated (i) by Lipman pursuant to Section 8.3(a) or (ii) by VeriFone pursuant to Section 8.4(a) and within one year of such termination, Lipman enters into a definitive agreement with respect to the Acquisition Proposal to which such termination pursuant to Section 8.4(a) related, then Lipman shall promptly (in the case of a termination pursuant to Section 8.3(a), paid as set forth in such section), pay VeriFone a termination fee equal to $23.3 million (the “Termination Fee”). In the event that this Agreement is terminated by either VeriFone or Lipman pursuant to Section 8.2(ii) (except as provided in Section 6.15(c)(ii)), Lipman shall promptly pay to VeriFone, in lieu of the Termination Fee, an expense reimbursement of $7.0 million (the “Expense Reimbursement”). VeriFone shall not be required to account to Lipman with respect to the Expense Reimbursement. Lipman acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this

Agreement, and that, without these agreements, VeriFone and Merger Sub would not enter into this Agreement; accordingly, if Lipman fails to promptly pay the Termination Fee or Expense Reimbursement due pursuant to this Section 8.5(b), and, in order to obtain such payment, VeriFone or Merger Sub commences a suit that results in a judgment against Lipman for the fee set forth in this Section 8.5(b) or any portion of such Termination Fee or Expense Reimbursement, Lipman shall pay to VeriFone or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the fee calculated from the date such payment was required to be made through the date of payment and payable at the prime rate of Citibank N.A. in effect on the date such payment should have been made.

ARTICLE IX

Miscellaneous and General

9.1.                              Survival. This Article IX and the agreements of Lipman, VeriFone and Merger Sub contained in Article III, Article IV and Sections 6.10 (Stock Exchange Listing and De-Listing), 6.12 (Expenses), 6.18 (Indemnification and Directors’ and Officers’ Insurance), 6.19 (Merger Sub Obligations) and 6.21 (Employee Benefits) shall survive the consummation of the Merger. This Article IX, the agreements of Lipman, VeriFone and Merger Sub contained in Section 6.12 (Expenses), Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2.                              Modification or Amendment. Subject to any limitations under applicable law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in writing by the parties hereto, by action of the board of directors of the respective parties.

9.3.                              Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

9.4.                              Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5.                              GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE

WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION, EXCEPT FOR MATTERS INVOLVING CORPORATE AFFAIRS OF LIPMAN AND MERGER SUB AND THE PROVISIONS RELATED TO THE MERGER AND THE CONSEQUENCES OF THE FILING THEREOF THAT ARE REQUIRED UNDER ISRAELI LAW TO BE GOVERNED BY THE ISRAELI COMPANIES LAW. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of New York and the Federal courts of the United States of America, in each case located in The City of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(b)         EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c)          The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.

9.6.                              Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

if to VeriFone or Merger Sub
2099 Gateway Place,
San Jose, California  95110.
Fax:  +1 (408) 232-7889
Attention:  Chairman and Chief Executive Officer

(with a copy to:
Sullivan & Cromwell LLP,
1870 Embarcadero Road,
Palo Alto, California 94303
Fax:  +1 (650) 461-5700.
Attention: Scott D. Miller)

if to Lipman

11 Haamal Street

Park Afek

Rosh Haayin 48092, Israel
Attention:  President and Chief Executive Officer
Fax:  +972-3-902-7635

(with a copy to:

Fulbright & Jaworski L.L.P.
666 Fifth Avenue,

New York, New York  10103
Fax:  +1 (212) 318-3400
Attention:  Neil Gold, Esq.

and to:

Goldfarb, Levy, Eran, Meiri & Co., Law Offices

2 Weizmann Street

Tel Aviv, Israel

Fax: +972-3-608-9909

Attention: Oded Eran, Adv.)

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7.                              Entire Agreement. This Agreement (including any exhibits hereto), the Lipman Disclosure Letter, the VeriFone Disclosure Letter and the Nondisclosure Agreement, dated June 1, 2005, between VeriFone and Lipman (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8.                              No Third Party Beneficiaries. Except as provided in Sections 6.18 and 6.19, VeriFone and Lipman hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9.                              Obligations of VeriFone and of Lipman. Whenever this Agreement requires a Subsidiary of VeriFone to take any action, such requirement shall be deemed to include an undertaking on the part of VeriFone to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of Lipman to take any action, such requirement shall be deemed to include an undertaking on the part of Lipman to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10.                        Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by VeriFone and Merger Sub when due, and VeriFone and Merger Sub will indemnify Lipman against liability for any such Taxes.

9.11.                        Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.12.                        Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.13.                        Interpretation; Construction. (a)                      The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)         The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c)          Each party hereto has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.14.                        Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that VeriFone may designate, by written notice to Lipman, another wholly-owned direct or indirect subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation; provided that any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the shareholders of Lipman under this Agreement. Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

LIPMAN ELECTRONIC ENGINEERING LTD.

By		/s/ ISAAC ANGEL
	Name:	Isaac Angel
	Title:	President and Chief Executive Officer

VERIFONE HOLDINGS, INC.

By		/s/ DOUGLAS G. BERGERON
	Name:	Douglas G. Bergeron
	Title:	Chief Executive Officer

LION ACQUISITIONS LTD.

By		/s/ BARRY ZWARENSTEIN
	Name:	Barry Zwarenstein
	Title:	Chief Financial Officer

ANNEX A

DEFINED TERMS

Terms	Section

Acquisition Proposal	6.2(b)
Affected Employees	6.21(a)
Affiliates	5.1(e)(ii)
Affiliates Letter	6.9
Aggregate Cash Consideration	4.2(a)
Aggregate Stock Consideration	4.2(a)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(c)(ii)
Applicable Date	5.1(e)(i)
Articles Amendment	6.18(a)
Assumed Options	6.15(c)(i)
Available Cash Election Amount	4.2(b)(v)(A)
Bankruptcy and Equity Exception	5.1(c)(i)
Book-Entry Share	4.1(a)
business day	1.2
Cash Consideration	4.1(a)
Cash Election	4.2(b)(ii)
Cash Election Amount	4.2(b)(v)(A)
Cash Election Consideration	4.1(a)
Cash Election Share	4.2(b)(v)(A)
Cash Fraction	4.2(b)(v)(A)
Certificate	4.1(a)
Change of Recommendation	6.2(c)(ii)
Charter	2.1
Closing	1.2
Closing Date	1.2
Code	4.2(i)
Companies Registrar	1.3
Confidentiality Agreement	9.7
Constituent Corporations	Preamble
Contract	5.1(d)(ii)
Current Premium	6.18(c)
D&O Insurance	6.18(c)
Effective Time	1.3
Election Deadline	4.2(b)(iii)
Employees	5.1(h)(i)
Employment Letter	Recitals
Environmental Law	5.1(l)
ERISA	5.1(h)(i)
Exchange Act	5.1(d)(i)
Exchange Agent	4.2(b)(i)

Exchange Fund	4.2(b)(i)
Exchange Ratio	4.1(a)
Excluded Shares	4.1(a)
FCPA	5.1(w)
Financing Commitment	5.2(k)
Form of Election	4.2(b)(iii)
GAAP	5.1(e)(iv)
Government Contract	5.1(r)(iii)(B)
Governmental Consents	7.2(d)
Governmental Entity	5.1(d)(i)
Grants	5.1(n)(ii)
Hazardous Substance	5.1(l)
HSR Act	5.1(b)(ii)
HSR Clearance	6.6(f)
Indemnified Parties	6.18(a)
Intellectual Property	5.1(p)(vii)
Investment Center	5.1(d)(i)
Investment Center Approval	5.1(d)(i)
IRS	5.1(h)(ii)
ISA	5.1(e)(ii)
Israeli Companies Law	Recitals
Israeli Employees	5.1(i)
Israeli Land Authority Approval	5.1(d)(i)
Israeli Prospectus	6.15(e)(i)
Israeli Securities Filings	6.15(e)(i)
Israeli Securities Law	5.1(e)(ii)
Israeli Securities Options Exemption	6.15(e)(i)
Israeli Withholding Tax Ruling	6.15(c)(ii)
IT Assets	5.1(p)(vii)
knowledge	5.1(d)(iv)
Laws	5.1(j)
Licenses	5.1(j)
Lien	5.1(b)(i)
Lipman	Preamble
Lipman Benefit Plans	5.1(h)(i)
Lipman Disclosure Letter	5.1
Lipman ERISA Affiliate	5.1(h)(iii)
Lipman ERISA Plan	5.1(h)(ii)
Lipman Israel Reports	5.1(e)(iii)
Lipman Labor Agreements	5.1(o)
Lipman Material Adverse Effect	5.1(a)(iii)
Lipman Non-U.S. Benefit Plans	5.1(h)(i)
Lipman Option	4.4
Lipman Pension Plan	5.1(h)(ii)
Lipman Recommendation	5.1(c)(ii)

Lipman Reports	5.1(e)(ii)
Lipman SEC Reports	5.1(e)(ii)
Lipman Shareholders Meeting	6.5
Lipman U.S. Benefit Plans	5.1(h)(ii)
Leased Property	5.1(s)(iii)
Marketing Fund	5.1(d)(i)
Marketing Fund Notification	5.1(d)(i)
Material Contracts	5.1(r)(i)(K)
Merger	Recitals
Merger Certificate	1.3
Merger Consideration	4.1(a)
Merger Proposal	6.4(a)(i)
Merger Sub	Preamble
Merger Tax Ruling	6.15(c)(iii)
Mixed Consideration	4.1(a)
Mixed Consideration Election Shares	4.2(b)(v)(A)
Mixed Election	4.2(b)(ii)
NASDAQ	5.1(d)
New Indemnification Letters	6.18(a)
New Plans	6.21(b)
Non-Election	4.2(b)(ii)
Non-Election Shares	4.2(b)(ii)
NYSE	4.2(e)
Objection	6.6(f)
OFAC	5.1(x)
OCS	5.1(d)(i)
OCS Funded Technology	5.1(n)(ii)
OCS Notification	5.1(d)(i)
Options Tax Ruling	6.15(c)(i)
Order	7.1(d)
Ordinance	4.2(b)(iii)
Per Share Cash Election Consideration	4.1(a)
Per Share Stock Consideration	4.2(b)(v)(B)
Person	4.2(b)(iii)
Prior Plan	6.21(b)
Product	5.1(u)
Product Certification	5.1(v)
Prospectus/Proxy Statement	6.3(a)
Real Estate Assets	6.22
Registered	5.1(p)(vii)
Representatives	6.2(a)
Requisite Lipman Vote	5.1(c)(i)
S-4 Registration Statement	6.3(a)
Sarbanes-Oxley Act	5.1(e)(i)
Scheduled Intellectual Property	5.1(p)(i)

SEC	5.1(e)(i)
Securities Act	5.1(d)(i)
Shares	4.1(a)
Significant Subsidiary	5.1(a)
Software Products	5.1(p)(vi)
Special Cash Dividend	6.20
Stock Consideration	4.1(a)
Stock Election Consideration	4.1(a)
Stock Election	4.2(b)(ii)
Stock Election Share	4.2(b)(v)(B)
Stock Plans	5.1(b)(i)
Subsidiary	5.1(a)(i)
Successor Plan	6.21(b)
Superior Proposal	6.2(b)
Surviving Corporation	1.1
Takeover Statute	5.1(k)
Tax	5.1(m)(iii)(i)
Tax Return	5.1(m)(iii)(i)
Tax Settlement	6.7
Termination Date	8.2
Termination Fee	8.5(b)
Trade Secrets	5.1(p)(vii)
Unwanted Assets	Recitals
VeriFone	Preamble
VeriFone Applicable Date	5.2(h)(i)
VeriFone Common Stock	4.1(a)
VeriFone Disclosure Letter	5.2
VeriFone Material Adverse Effect	5.2(a)
VeriFone Preferred Shares	5.2(c)
VeriFone Recommendation	5.2(d)(ii)
VeriFone Reports	5.2(h)
VeriFone Stock Plans	5.2(c)
VeriFone Stockholders Meeting	6.14(a)
Withholding Tax Extension	6.15(c)(ii)

EXHIBIT A

Form of Lipman Shareholder Voting Agreement

A-1

EXHIBIT B

Form of Investment Agreement

B-1

EXHIBIT C

Form of VeriFone Stockholder Voting Agreement

C-1

EXHIBIT D

Form of Merger Proposal

D-1

EXHIBIT E

Form of Affiliates Letter

E-1

Schedule R-1

Schedule R-1
Lipman Shareholders to enter into a Voting Agreement

•                  Mivtach Shamir Holdings Ltd.

•                  Mez-Op Holdings Ltd.

•                  Isaac Angel

•                  Mike Lilo

•                  Yitzhak Cohen

•                  Roy Neuman

•                  Lazy Yanay

R1-1

Schedule R-2

Schedule R-2
Lipman Shareholders to enter into an Investment Agreement

•                  Mivtach Shamir Holdings Ltd.

•                  Isaac Angel

R2-1

Schedule R-3

Schedule R-3
Individuals to sign term sheet regarding employment

•                  Isaac Angel

•                  Mike Lilo

•                  Roy Neuman

•                  Lazy Yanay

R3-1

Schedule R-4

Schedule R-4
VeriFone Stockholders to sign Voting Agreements

•                  Douglas G. Bergeron

•                  Affiliated funds of GTCR Golder Rauner, L.L.C.

R4-1

Schedule R-5

Schedule R-5
VeriFone Stockholders to sign Employment Letters

•                  Isaac Angel

•                  Mike Lilo

•                  Roy Neuman

•                  Lazy Yanay

•                  Yitzhak Cohen

R5-1